UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

February 27th, 2014	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

ANNUAL RESULTS
2013


PRISA
Enseñar

27th February 2014

2013 MAIN HIGHLIGHTS

ADVERTISING SPAIN & PORTUGAL	▪ Quarterly improvement adjusted by extraordinary effects 1Q (-15.2%); 2Q (-12.8%); 3Q (-4.2%); 4Q (+ 1.8%) ▪ Improvement takes place in all media segments: Press and radio in Spain and Media capital in Portugal
LATAM	▪ Solid growth in local currency in all countries both in Education and Radio ▪ Negative FX Impact ▪ 67.5% of total Group EBITDA coming from this area
PAY TV	▪ Negative subscribers evolution ▪ Changes in the strategy of certain competitors with respect to content acquisition and the integration and subsidizing of pay TV in their offer of services ▪ Goodwill impairment of 844.6 million Euros
COSTS AND CAPEX	▪ Reduction in all operating expenses except for football rights costs ▪ Personnel expenses reduced by 38 million Euros ▪ Capex has been reduced to minimum levels to move resources into growth areas, mainly Santillana
REFINANCING	▪ Stable capital structure ▪ New liquidity line ▪ Reframing of asset portfoli ▪ Time and financial flexibility ▪ Debt repurchase at a discount

EDUCATION

Education: Revenues (738.30 million Euros) remain flat (+0.6%) on the back of the negative FX impact. **At constant currency revenues grow by 10.8%**. We highlight the growth in Digital Learning Systems. Revenues from UNO System grow by +61.3% in 2013.

- **Latin America** shows increasing revenues by +4.1% (+17.2% at constant currency). We highlight the growth of Colombia (+21.9%), Mexico (+6.1%), Ecuador (+9.2%) and Argentina (+6.9%). In Brazil (+12.3%) FX has a very negative impact (at constant currency, revenues increase by 31.3% and EBITDA by 25.1%).
- **Spain sees its revenues fall by 11.8%** on the back of a 12.9% fall in its education revenues, as 2013 is a year with little new materials. General Publishing shows a negative performance with its revenues falling by 5.8%).

Adjusted EBITDA reaches 173.40 million Euros, a 7.3% fall. At constant currency, EBITDA grows by 4%.

RADIO

Radio: Revenues (342.88 million Euros) remain flat (+0.1%) versus 2012, mainly on the back of **the lower advertising in Spain** (-5.0%) and the **improvement of Latin America advertising** (+3.4%) with a strong performance in Colombia (+3.1%), Chile (+4.2%) and Mexico (+13.0%).

We highlight the improvement in advertising revenues throughout 2013, especially in the fourth quarter standalone.

Latam Revenues represent 44% of total Radio revenues.

EBITDA for the Radio division reached 54.77 million Euros in 2013 (+0.8%) of which 91% come from Latam.

PRESS

Press: Press revenues (282.49 million Euros) fell by 10.2% compared to 2012. This is explained by the weakness in advertising (-4.0%) which has shown an important improvement in the third and fourth quarters standalone, and the lower circulation numbers (down by -16.3%).

Digital advertising revenues grew by 15.3% in the year and already represent 25.5% of total adjusted advertising revenues for the division.

We highlight the strong performance of new revenue lines such as sponsorship in event organizing.

The strong effort undertaken in cost control and reduction has led to recurring EBITDA reaching 25.08 million Euros (+61.9%). El País market share increases to 31%

MEDIA CAPITAL

Media Capital: Revenues (181.72 million Euros) fell by 1.4% impacted by the 7.4% fall in advertisement (although the third and fourth quarters standalone show an improvement with a fall of 0.4% and a growth of 3.2% respectively and compared to the falls of 11.6% and 19% in the first and second quarters of the year respectively). Recurring EBITDA (41.0 million Euros) fell by 4.0%, thanks to its development strategy and to the important effort in cost control. TVI maintains the leadership in 24hrs and Prime time with daily average audience shares of 24.6% and 27.7% respectively.

PAY TV

Pay TV (Canal+) revenues reached 1,166.17 million Euros (+9.2%) and recurring EBITDA reaches 32.51 million Euros (-82.1%) on the back of the new football rights exploitation model.

- **Net adds in satellite subscribers** fall by 99,179 during 2013. In the fourth quarter standalone, net adds fall by 12,895 although Canal+ increases its market share (44.3% in the fourth quarter compared to 42.5% in 4T 2012)
- **Satellite ARPU stands at 43.5 Euros** on average in the fourth quarter (44.2 Euros in 4Q 2012)

DIGITAL

Digital Area: Digital advertising showed a growth of 10.0% in 2013 compared to a market fall of 2.5%. In 2013, the Digital Area received a monthly average number of daily browsers of 83.7 million (+17%) thanks to the strong growth in El País sites, International Radio and AS.com

INDEX

1. CONSOLIDATED GROUP RESULTS

The comparison of the results of 2013 and 2012 is affected by **extraordinary items recorded under both revenues and expenses** and which mainly correspond to:

a) the registry criteria of the sponsorship of certain events (although it has no impact at EBITDA level)
b) the redundancy expenses on the back of the personnel restructuring
c) the writedowns registered
d) the resolution of certain legal disputes which impact taxes
e) the provision for the ONO agreement.
f) in 2012, an adjustment was made for the consolidation of Dédalo which has not been made in 2013

(Further explanation on following pages).

To conduct a homogeneous comparison, we are presenting a profit and loss account adjusting these extraordinary items.

€ Million	JANUARY - DECEMBER			OCTOBER - DECEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Operating Revenues	2.725,69	2.664,69	2,3	714,48	667,15	7,1
EBITDA	296,19	427,00	(30,6)	68,42	23,71	188,6
EBITDA Margin	10,9%	16,0%		9,6%	3,6%	
EBIT	(801,07)	(175,05)	-	(629,01)	(330,86)	(90,1)
EBIT Margin	-29,4%	-6,6%		-88,0%	-49,6%	
Net financial result	(185,60)	(174,09)	(6,6)	(65,21)	(40,73)	(60,1)
Result from associates	0,91	(6,27)	114,5	(3,43)	(1,43)	(140,1)
Profit before tax	(985,76)	(355,42)	(177,4)	(697,64)	(373,01)	(87,0)
Income tax expense	(43,50)	20,44	-	(41,08)	22,12	-
Results from discontinued activities	(0,10)	(3,50)	97,3	(0,03)	(1,20)	97,7
Minority interest	380,65	83,45	-	284,87	128,50	121,7
Net profit	(648,70)	(255,03)	(154,4)	(453,88)	(223,59)	(103,0)
Adjusted Operating Revenues	2.709,35	2.662,69	1,8	705,01	732,59	(3,8)
Adjusted EBITDA	323,23	479,10	(32,5)	80,05	68,20	17,4
Adjusted EBITDA Margin	11,9%	18,0%		11,4%	9,3%	
Adjusted EBIT	79,89	236,70	(66,2)	28,77	18,91	52,1
Adjusted EBIT Margin	2,9%	8,9%		4,1%	2,6%	
Adjusted Net Profit	(86,09)	(12,82)	-	(28,30)	(24,76)	(14,3)

The new football exploitation model makes difficult the analysis of total Group figures evolution and in order to see the underlying performance of the rest of the businesses **we present below the consolidated Group results excluding the impact of Canal+, adjusted by extraordinaries and showing the geographical split of Revenues, EBITDA and EBIT.**

€ Million	JANUARY - DECEMBER			OCTOBER - DECEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Adjusted Operating Revenues excluding Canal+	1.547,75	1.596,84	(3,1)	410,61	378,30	8,5
Spain	610,53	682,39	(10,5)	129,80	119,36	8,7
Portugal	182,22	184,37	(1,2)	51,18	50,94	0,5
Latam	755,00	730,08	3,4	229,63	208,00	10,4
Adjusted EBITDA excluding Canal+	290,72	296,98	(2,1)	72,76	49,55	46,8
Adjusted EBITDA Margin	18,8%	18,6%		17,7%	13,1%	
Spain	45,85	60,36	(24,0)	(12,27)	(18,82)	34,8
Portugal	42,68	44,21	(3,5)	16,56	17,21	(3,8)
Latam	202,19	192,41	5,1	68,47	51,16	33,8
EBIT excluding Canal+	131,31	148,05	(11,3)	35,47	21,91	61,9
Adjusted EBIT Margin	8,5%	9,3%		8,6%	5,8%	
Spain	(22,20)	(10,53)	(110,8)	(15,73)	(25,85)	39,2
Portugal	32,61	31,35	4,0	14,01	13,91	0,7
Latam	120,90	127,22	(5,0)	37,18	33,86	9,8

a) Operating Revenues: **The Group's revenues increase by 2.3% in 2013 on the back of the good performance of subscriber revenues from other platforms (+138%) and the good performance of advertising revenues in Latam (+2.8%)** which compensate the weakness of the education revenues (-0.0%), of satellite subscribers (-4.0%), of advertising in Spain and Portugal (-4.0%, despite the strong performance of the third and fourth quarters standalone) and circulation (in Press).

Revenues and EBITDA by line of activity is as follows:

€ Million	JANUARY - DECEMBER			OCTOBER - DECEMBER		
	2013	2012	Chg.%	2013	2012	Chg.%
Advertising	543,76	556,54	(2,3)	165,82	154,05	7,6
Books and training	719,11	718,78	0,0	168,05	146,52	14,7
Newspapers and magazine sales	122,17	146,22	(16,4)	28,34	33,50	(15,4)
Subscriber revenues	870,95	906,84	(4,0)	219,44	233,55	(6,0)
Subscriber revenues from other platforms	232,90	97,82	138,1	58,64	57,46	2,1
Audiovisual production revenues	24,22	27,78	(12,8)	5,40	-14,72	136,7
Other revenues	212,58	210,72	0,9	68,79	56,80	21,1
Total operating revenues	**2.725,69**	**2.664,69**	**2,3**	**714,48**	**667,15**	**7,1**
One-offs in operating revenues	**16,34**	**2,00**		**9,47**	**(65,44)**	
Advertising sponsorship adjustment	16,34	2,00		9,47	0,80	
Football rights adjustment					(66,24)	
Total adjusted operating revenues	2.709,35	2.662,69	1,8	705,01	732,59	(3,8)

We highlight the strength of advertising revenues in the third and fourth quarters standalone (+2.2% & +7.2%). Excluding the impact of extraordinaries, advertising revenues would have still shown an improvement, especially in the fourth quarter of the year (+1.6%)


Advertising revenue growth 2013
10,0
5,0
0,0
-5,0
-10,0
-15,0
-10,4
-8,4
2,2
7,2
1Q 13
2Q 13
3Q 13
4Q 13


Adjusted advertising revenue growth 2013
5,0
0,0
-5,0
-10,0
-15,0
-10,9
-8,8
-2,6
1,6
1Q 13
2Q 13
3Q 13
4Q 13

b) Operating Expenses: **The company maintained during 2013 its strict cost control policy given the** weakness of the macro-economic environment. Operating expenses including amortizations and provisions, reached 3,526.76 million Euros (+24.2%). Excluding amortizations and provisions, costs grew by 8.57%, mainly on the back of the extraordinary elements and the new football exploitation agreement.

Adjusted by non-recurring items, operating expenses grew by 8.4% in 2013, 9.3% excluding Amortization and Provisions, with the highest increase coming from the impact of the football rights.

The detail is as follows:

€ Million	JANUARY - DECEMBER 2013	2012	Chg.%	OCTOBER-DECEMBER 2013	2012	Chg.%
Purchases	1.130,01	889,35	27,1	290,31	257,21	12,9
Outside services	757,53	742,98	2,0	208,42	199,66	4,4
Staff costs	539,63	604,96	(10,8)	145,78	186,60	(21,9)
Other operating expenses	2,34	0,40	-	1,55	(0,03)	-
Amortization and depreciation	1.097,25	602,06	82,3	697,42	354,57	96,7
Total operating expenses	3.526,76	2.839,75	24,2	1.343,48	998,01	34,6
One-offs in operating expenses	897,30	413,75		667,25	284,33	
Redundancies	27,05	52,10		11,63	44,49	
Advertising sponsorship adjustment	16,34	2,00		9,47	0,80	
Football rights adjustment					(66,24)	
Goodwill impairment	853,91	305,28		646,15	305,28	
ONO- Prisa TV		54,37				
Total adjusted operating expenses	2.629,46	2.425,99	8,4	676,23	713,68	(5,2)
Purchases	1.130,01	889,35	27,1	290,31	323,45	(10,2)
Outside services	738,55	740,98	(0,3)	198,26	198,86	(0,3)
Staff costs	515,22	552,86	(6,8)	134,84	142,11	(5,1)
Other operating expenses	2,34	0,40	-	1,55	(0,03)	-
Amortization and depreciation	243,34	242,40	0,4	51,27	49,28	4,0

Adjusted by the impact of football rights, adjusted Operating Expenses excluding amortizations and provisions would have fallen by 4.62%, showing a 9.0% fall in purchases, a 6.8% fall in Staff Costs and a 0.3% fall in External Services.

The behaviour of operating expenses in Spain and internationally has been very different, as shown in the following table describing operating expenses adjusted by redundancies and the impact of football rights:

€ Million	JANUARY - DECEMBER 2013	2012	Chg.%	OCTOBER-DECEMBER 2013	2012	Chg.%
Purchases	**449,46**	**493,90**	**(9,0)**	**111,75**	**134,15**	**(16,7)**
Spain	260,06	312,65	(16,8)	55,48	83,94	**(33,9)**
International	189,41	181,26	4,5	56,28	50,21	**12,1**
Outside services	**738,55**	**740,98**	**(0,3)**	**198,27**	**198,86**	**(0,3)**
Spain	447,70	467,68	(4,3)	125,36	130,87	**(4,2)**
International	290,85	273,29	6,4	72,91	67,99	**7,2**
Staff costs	**515,22**	**552,86**	**(6,8)**	**134,84**	**142,11**	**(5,1)**
Spain	314,06	343,53	(8,6)	79,16	83,59	**(5,3)**
International	201,16	209,33	(3,9)	55,68	58,53	**(4,9)**
Other operating expenses	**2,34**	**0,40**	-	**1,55**	**(0,03)**	-
Total adjusted operating expenses	**1.705,58**	**1.788,14**	**(4,6)**	**0,09**	**0,00**	-
Spain	1.013,23	1.110,31	(8,7)	(195,69)	(190,57)	**(2,7)**
International	692,35	677,83	2,1	195,78	190,57	2,7

Excluding amprtization & provisions, redundancies and the impact of football rights

c) EBITDA: **Reported EBITDA reached 296.19 million Euros in 2013** (a 30.6% fall compared to 2012). Adjusted by extraordinaries, **EBITDA would have fallen by 32.5% in the year to 323.23 million Euros, with a reduction in margins (from 18.0% to 11.9%).** The reduction in EBITDA is mainly due to lower advertising and circulation revenues, to the higher football rights costs, to the negative FX impact and the investments to transform Santillana's business model (Digital Education Systems).

d) Extraordinary items: The extraordinary items impacting the consolidated accounts of Grupo PRISA correspond to:

€ Million	JANUARY - DECEMBER		OCTOBER - DECEMBER	
	2013	2012	2013	2012
In operating revenues	**16,34**	**2,00**	**9,47**	**(65,44)**
Advertising sponsorship adjustment	16,34	2,00	9,47	0,80
Football rights adjustment				(66,24)
In operating expenses	**897,30**	**413,75**	**667,25**	**284,33**
Redundancies	27,05	52,10	11,63	44,49
Advertising sponsorship adjustment	16,34	2,00	9,47	0,80
Football rights adjustment				(66,24)
Goodwill impairment	853,91	305,28	646,14	305,28
Provisions- ONO (Prisa TV)		54,37		

a) Redundancy Expenses: 27.05 million Euros in 2013, compared to the 52.10 million Euros in 2012.

b) Sponsorships & Re-invoicing: Revenues and expenses relative to the sponsorship of certain events are considered extraordinary although the adjustment has no impact at EBITDA level. Additionaly, until December 2012, the re-invoicing to Mediapro of the cost of the rights of certain of DTS' football teams was registered as revenue. From December 2012 the re-invoicing and the expense were netted. In the above September accounts, the new accounting principle is applied. The adjustment has no impact at EBITDA.

c) In 2013, there has been a **change in the consolidation perimeter:**

- **Dédalo**: In the first quarter of 2012, Dédalo was integrated through equity consolidation, until March 31st. Since April 1st 2012, it is integrated through Global consolidation at Group Level. In the first quarter of 2013, Dédalo is included in the Press division, which is continued in the second and third quarters of the year.
- **Distribution**: in 2012, Distribution was included in the Press Division, but in the first quarter of 2013, it is included as Discontinued Operations, also in the Press Division. In September 2013 the Distribution division was sold.

d) Extraordinary provision from the ONO agreement of 54.37 million Euros, which was registered in 2012, and ended the lawsuits that PRISA had with the company, and which correspond to the amount not recovered (50%) of the payments made by the Group to ONO during 2009, 2010 and 2011.

a) **Good will impairment of 853.91 million Euros,** including a pay TV Goodwill impairment of 844,6 million Euros. The evolution of the Pay TV Goodwill impairment is as follows:

- **During the first half of 2013** a 207.7 million Euro goodwill impairment was registered as the main performance indicators of the audiovisual business had continued to be impacted by the weakness of the macroeconomic environment, the decline of consumption and the VAT increase from 8% to 21%, which had a negative impact in the evolution of subscribers. As a consequence, the timeframe needed to absorb the incremental costs associated to the new football exploitation model will be longer than initially contemplated in the company business plan.
- In addition, during the **second half of 2013**, changes in the strategy of certain competitors have taken place with respect to content acquisition and the integration and subsidizing of Pay-TV in their services offer, which has negatively impacted the evolution of the Group's Pay TV business and also the implementation of expected objectives. The company's Management assumes that this new competitive position can have impacts that go beyond the short term. For this reason, on December 2013, an additional writedown of 639.8 million Euros has been registered, taking the total registered writedown in 2013 to 844 million Euros.

f) Taxes. Income tax expenses include an extraordinary effect of 48 million Euros to regularize an additional amount to what was registered in previous years, to cover the provision or the writedown of the fiscal credits from deductions for the exporting activity generated by the Group, and which was questioned by an inspection of all the revised years. The expense is registered on the back of two sentences received from Spain's Supreme

Court (Tribunal Supremo) in 2013, which admit the Public Administration's criteria with respect to the regularization of such deduction in two of the years under revision.
In addition, a 7,8 million Euro expense is registered to face up to the expected unfavourable sentences in the fiscal procedures referring to matters other than the exporting activity, which are still pending resolution.

e) **Financial results** have grown by 11.46 million Euros (+6.6%), on the back of the fall of **"Interest on debt"** (by 3.0% or 3.44 million Euros) and the increase of **"Other Financial Expenses"** (of 14.90 million Euros or a 24.6%) mainly on the back of the amortization of financial liabilities with creditor banks and FX changes. The consolidated financial result is impacted by extraordinaries which in 2013 amount to 7.36 million Euros and which correspond to interests of fiscal certificates and the writedown of part of a loan given to Le Monde.

	JANUARY - DECEMBER			OCTOBER - DECEMBER		
€ Million	2013	2012	Chg.%	2013	2012	Chg.%
Net financial result	**(185,60)**	**(174,09)**	**(6,6)**	**(65,21)**	**(40,73)**	**(60,1)**
Interest on debt	(110,20)	(113,64)	3,0	(14,98)	(28,64)	47,7
Other financial results	(75,41)	(60,46)	(24,7)	(50,23)	(12,09)	-

f) **Equity consolidated results** include the estimate of the 17.336% net result of Mediaset España, as well as the results of Le Monde and others. In Septmeber V-me has been sold, following an agreement previously signed. The Equity Consolidated result includes extraordinary losses of 6.06 million Euros which correspond to the investment in Le Monde.

g) **Earnings attributable to minority interests** are explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business (20.00% during the month of Decemer on the back of an agreement signed with a minority shareholder for its future exit from the shareholder base). The result attributed to minority interest is impacted by the part which corresponds to minorities of the extraordinary elements described above. The total extraordinary impact amounts in 2013 to 378.3 million Euros and corresponds mainly to the goodwill impairments registered.

2. FINANCIAL DEBT REFINANCING

The Group has undertaken a complicated negotiation process from January to December of 2013, which has taken place in a depressed economic environment in Spain, with pressure in PRISA's results and cash flow.

The refinancing process aligns very varied interests, those of

- **The company's shareholders**: which have made significant efforts to date
- **The original financial lenders:** which have recovered part of their loans and look to recover the rest
- **Institutional investors** (*Hedge Funds*) which have acquired PRISA debt in the secondary market and are the providers of new liquidity to the Group in the refinancing agreement, and are focussed in obtaining economic returns for their investment.

The main objectives of the refinancing process

- **Achieving an adequate capital structure mid term for the company:** eliminating the financial pressure caused by the interest payments and better aligning the debt to the business units' cash flow generation
- **Maintaining a coherent asset perimeter**: with exposure to regions and businesses which offer growth and cash flow generation, and preserving operating synergies.
- **Achieve time and financial flexibility** to be able to make decisions calmly.

The refinancing process has had the following milestones:

1. **January 2013**: initial proposal presented to PRISA's key lending banks. These constitute an Ad Hoc Committee. A long negotiation process starts in January, in which numerous changes to the initial proposal are introduced.

2. **June 2014: the Group agrees with the Ad Hoc Committee a modified proposal** which counts with the support of banks representing 72.9% of total debt (the Committee) and includes an additional liquidity line of 80 million Euros. The proposal is presented to the rest of lending banks.

3. During the first months of 2013 **various original lenders sell their debt to institutional investors**, specialized in this kind of asset and in obtaining economic returns from these processes

4. The contracts of PRISA's debt required unanimity of all lenders to undergo any change, and the Group had an additional financing need that the banks were in no condition to give. For this reason and parallel to the explanation and negotiation of the agreement with the rest of the original lenders, the Group undertakes negotiations with these other specialized funds. A complicated **three sided negotiation** between PRISA, the banks (28) and the institutional investors (17).

5. **October 2013**: **a new debt restructuring agreement is reached** which manages to align the interest of all lenders. The basic elements from the June agreement are maintained, the Hedge Funds agree to provide the needed new liquidity in exchange for certain conditions (a commission which the Company could pay through the issue warrants).

6. **November 2013**: the **Extraordinary Shareholders' Meeting is called** for December to ask for approval in the issue of warrants, one of the conditions from the refinancing process. The final contracts continue their negotiation process until practically the week prior to the Extraordinary Shareholders' Meeting.

7. **December 2013**: **with the refinancing contracts signed by the totality of the financial lenders** of PRISA, the **Extraordinary Shareholders' Meeting takes place**. In it, the issue of warrants is approved.

The refinancing agreement:

Debt is structured in three trances (including the warrants) with an estimated resulting average cost of Euribor +379 basis points.

- **Tranche One: 353 million Euros of new liquidity**, with a maturity of two years but that allows for an additional year extension. The interest is Euribor + 260 basis points in cash and 6.15% PIK. The commission can be paid issuing warrants equivalent to 17% of PRISA's A shares.
- **Tranche Two: 647 million Euros of existing debt**, with a 5 year maturity and a cash interest of Euribor +260 basis points.

- **Tranche Three: 2,278 million Euros** with a 6 year maturity, a cash interest of 10 basis points and a PIK interest of 2.50%. This tranche has certain intermediate debt reduction **milestones**.

The debt reduction process is linked to the compliance with Tranche Three milestones, which take place in year 2 and year 3. The various ways to comply with these milestones provide flexibility to decide in which way to deleverage the Group:

- Non-core asset disposals
- Monetization through financing at subsidiary level
- Debt buy-back at a discount
- Equity instruments issue
- Potential transfer of debt from T3 to T2

None of these methods forces the sale of any particular asset, not in a specific moment, nor at a determined valuation. They allow the Company to ensure it makes the correct and most favourable decisions with flexibility in timing (to take advantage of the market recovery).

The security offered to the banks that the debt reduction milestones will be met is the fact that they have the option to keep a part of the Group's stake in Santillana if the milestones are not met; in any case, avoiding anticipated maturity events so long as T1 has been repaid, which assures capital structure stability until year 5.

The refinancing agreement is very positive: it helps correct the capital structure of the Group, providing it with financial flexibility, an improved liquidity profile, and time to take advantage of a recovery in the economic environment.

- **Increases financial flexibility** through the extension of debt maturity to 5 and 6-years
- **Improves the Group's liquidity profile** given that the interests include only a small part to be paid in cash and the rest PIK (Paid in Kind), reducing the cash outflow short and mid-term from the Group.
- **Additional liquidity line** of 353 million Euros, which helps cover the Group's mid-term financing needs
- **Financial flexibility and time** to make the best decisions to deleverage the group through sale of non strategic assets, leverage of certain assets and other corporate transactions during the coming three years.
- **Improved deleverage possibilities** given the possibility of using part of the funds from corporate transactions to reduce debt through its repurchase at a discount.
- **Increased flexibility in decision making** given the elimination of the need for unanimity for all decisions (as contracts are now subject to English law).
- **The definition of a level of sustainable debt** for strategic assets, and excessive debt structured in a separate tranche.

3. EDUCATION BUSINESS

EDUCATION- PUBLISHING	JANUARY - DECEMBER			OCTOBER-DECEMBER		
	2013	2012	% Chg.	2013	2012	% Chg.
Revenues	**738,30**	**733,65**	**0,6%**	**175,44**	**151,82**	**15,6%**
Spain	137,15	155,45	(11,8%)	(8,70)	(8,90)	2,2%
International	601,15	578,21	4,0%	184,14	160,72	14,6%
Brazil	*232,02*	*206,59*	*12,3%*	*116,54*	*93,27*	*24,9%*
Mexico	*109,98*	*103,64*	*6,1%*	*13,28*	*10,02*	*32,5%*
Colombia	*27,30*	*22,40*	*21,9%*	*10,42*	*11,07*	*(5,9%)*
Other	*231,85*	*245,58*	*(5,6%)*	*43,91*	*46,36*	*(5,3%)*
EBITDA	**170,95**	**184,19**	**(7,2%)**	**19,39**	**2,18**	**—**
% margin	23,2%	25,1%		11,1%	1,4%	
EBIT	**80,49**	**107,89**	**(25,4%)**	**7,12**	**1,82**	**—**
% margin	10,9%	14,7%		4,1%	1,2%	
One-offs in operating expenses	**2,45**	**2,93**		**0,75**	**1,14**	
Redundancies	2,45	2,93		0,75	1,14	
Adjusted EBITDA	**173,40**	**187,12**	**(7,3%)**	**20,13**	**3,31**	**—**
% adjusted margin	23,5%	25,5%		11,5%	2,2%	
Adjusted EBIT	**82,94**	**110,82**	**(25,2%)**	**7,87**	**2,95**	**166,5%**
% adjusted margin	11,2%	15,1%		4,5%	1,9%	

Education revenues reached 738.30 million Euros in 2013; a 0.6% growth compared to 2012 **(+10.8% at constant currency)** and Ebitda reached 170.95 million Euros (-7.2%, or +4.0% at constant currency). Recurring EBITDA reached 173.40 million Euros (-7.3%) with a fall in margins from 25.5% to 23.5%, mainly on the back of expenses for the development of Digital Education Systems.

As for the **international contribution**, revenues grow by 4.0% in 2013. Looking at the different countries:

- **Brasil:** +12.3%. We highlight the negative FX impact in the results of Brazil. At constant currency, revenues would have grown by 31.3% and EBITDA by 25.1% (compared to +1.4%). We highlight the strong performance of institutional sales.
- **Colombia:** +21.9%. Growth mainly associated to the launch of Sistema UNO international.
- **Mexico:** +6.1%. Sistema UNO Digital Learning system is consolidated in Mexico
- **Argentina:** +6.9%. Growth is mainly associated with General Publishing (institutional sales).
- **Ecuador:** +9.2%. Strong regular sales campaign.
- **Peru:** -29.3%. Institutional sale of primary education registered in 2013 does not compensate the strong non recurrent Secondary education campaign that took place in 2012.
- **Venezuela:** +9.2%. Strong regular sales performance.

Spain saw its revenues fall by 11.8%. In traditional education revenues fall by 12.9% in a year with no novelties in the education campaign. General Publishing revenues show a negative performance with a fall of 5.8%.

The geographical split of revenues in the Education division has been as follows:

January – December 2013


Others
15%
Brazil
31%
Mexico
15%
Colombia
4%
Chile
5%
Argentina
6%
Peru
4%
Spain & Portugal
20%

January - December 2012


Otros
14%
México
4%
Colombia
4%
Chile
11%
Brasil
43%
Argentina
12%
Perú
7%
España y Portugal
4%

4. RADIO BUSINESS

RADIO	JANUARY - DECEMBER 2013	JANUARY - DECEMBER 2012	% Chg.	OCTOBER-DECEMBER 2013	OCTOBER-DECEMBER 2012	% Chg.
Revenues	**342,88**	**342,42**	**0,1%**	**107,59**	**94,69**	**13,6%**
Advertising	305,27	312,15	(2,2%)	90,53	86,28	4,9%
Spain	*161,25*	*169,66*	*(5,0%)*	*49,51*	*42,42*	*16,7%*
International	*143,87*	*139,17*	*3,4%*	*40,96*	*40,60*	*0,9%*
*Other**	*0,15*	*3,32*	*(95,4%)*	*0,06*	*3,26*	*(98,0%)*
Others	37,61	30,27	24,2%	17,06	8,41	102,8%
EBITDA	**54,77**	**54,32**	**0,8%**	**27,28**	**13,93**	**95,8%**
% margin	16,0%	15,9%		25,4%	14,7%	
EBIT	**30,09**	**23,43**	**28,4%**	**16,12**	**(3,17)**	**---**
% margin	8,8%	6,8%		15,0%	(3,4%)	
One-offs in operating revenues	**4,72**			**2,82**		
Advertising sponsorship adjustment	4,72			2,82		
One-offs in operating expenses	**19,08**	**20,65**		**12,07**	**20,14**	
Redundancies	8,64	8,76		3,53	8,25	
Advertising sponsorship adjustment	4,72			2,82		
Goodwill & other impairments	5,72	11,89		5,72	11,89	
Adjusted Revenues	**338,16**	**342,42**	**(1,2%)**	**104,77**	**94,69**	**10,7%**
Adjusted EBITDA	**63,41**	**63,08**	**0,5%**	**30,81**	**22,18**	**38,9%**
% adjusted margin	18,5%	18,4%		28,6%	23,4%	
Adjusted EBIT	**44,45**	**44,08**	**0,8%**	**25,37**	**16,97**	**49,5%**
% adjusted margin	13,0%	12,9%		23,6%	17,9%	

In 2013 **revenues in Radio** reached 342.88 million Euros, which implies a slight growth of 0.1% continuing with the quarterly improvement observed throughout 2013, Radio revenues grow by 13.6% in the fourth quarter standalone, compared to the 2.3% growth in the third quarter and falls of 5.2% and 12.0% in the second and first quarter standalone respectively.

This growth comes despite the lower **advertising revenues by -2.2%** on the back of.

- **Spain** (-5.0%) with falls both in national advertising (-4.7%) and local advertising (-8.6%), and a 10% growth in digital advertising.
- **Latam** (+3.4%) with growth in Colombia (+3.1%), Chile (+4.2%) and Mexico (+13.0%).

The geographical contribution of the Radio division is as follows:

January – December 2013


Latam
44%
Spain
56%

January - December 2012


Latam
43%
Spain
57%

In the advertising revenues of the Radio division, a reclassification of 4.72 million Euros which correspond to advertising in events has taken place. These revenues were previously included in "Other Revenues" inside the Radio division. This change does not impact the results of the Radio business unit nor those of the Group.

EBITDA in Radio reached 54.77 million Euros in 2013, which implies a growth of +0.8%. Excluding the impact of extraordinaries, EBITDA would have increased by 0.5% and reached 63.01 million Euros.

5. PRESS BUSINESS

PRESS	JANUARY - DECEMBER 2013	JANUARY - DECEMBER 2012	% Chg.	OCTOBER-DECEMBER 2013	OCTOBER-DECEMBER 2012	% Chg.
Revenues	**282,49**	**314,59**	**(10,2%)**	**82,34**	**75,13**	**9,6%**
Advertising	*112,69*	*117,41*	*(4,0%)*	*36,90*	*30,68*	*20,2%*
Circulation	*125,85*	*150,45*	*(16,3%)*	*29,28*	*34,60*	*(15,4%)*
Add-ons and others	*43,95*	*46,74*	*(6,0%)*	*16,16*	*9,85*	*64,0%*
EBITDA	**17,04**	**(13,8)**	**---**	**8,15**	**(24,6)**	**133,1%**
% margin	6,0%	-4,4%		9,9%	-32,8%	
EBIT	**(0,2)**	**(52,65)**	**99,7%**	**1,27**	**(52,91)**	**102,4%**
% margin	(0,1%)	(16,7%)		1,5%	(70,4%)	
One-offs in operating revenues	**7,05**			**3,87**		
Advertising sponsorship adjustment	7,05			3,87		
One-offs in operating expenses	**18,40**	**48,92**		**11,52**	**48,15**	
Redundancies	8,04	29,25		4,34	28,48	
Advertising sponsorship adjustment	7,05			3,87		
Goodwill & other impairments	3,31	19,67		3,31	19,67	
Adjusted Revenues	**275,44**	**314,59**	**(12,4%)**	**78,47**	**75,13**	**4,4%**
Adjusted EBITDA	**25,08**	**15,49**	**61,9%**	**12,48**	**3,87**	**---**
% adjusted margin	8,9%	4,9%		15,2%	5,1%	
Adjusted EBIT	**11,18**	**(3,72)**	**---**	**8,92**	**(4,8)**	**---**
% adjusted margin	4,0%	-1,2%		10,8%	-6,3%	

The Press division reduced its revenues by 10.2% in 2013, reaching 282.49 million Euros. This is due to the weakness of the written press advertising market in Spain and to the fall in circulation numbers. **Advertising revenues** fell by 4.0% (El País -10.7% and As -11.4%). Advertising in written press fell by 8.8%. Revenues on digital advertising grew by 15.3% in 2013 and represented 25.5% of total adjusted advertising revenues in this division (19.86% as of December 2012).

Circulation revenues fell by 16.3%. The detail of this fall is explained in the following table:

	Jan- Dec 2013	Jan- Dec 2012	Chg. %
El País	292.226	324.814	(10,03)
AS	158.164	180.014	(12,14)
Cinco Días	28.911	31.120	(7,10)

Source: Unaudited OJD as of December 2013

Circulation in **El País** fell by 10.03%, **As** fell by 12.14% and **Cinco Días** fell by 7.1%.
In addition to the weakness in circulation shown by the written press sector, circulation at El País during 2012 was supported by a promotion which has not taken place in 2013. Promotions had a positive impact of 29.4 million Euros during 2012, whilst in this year this impact has been 3.4 million Euros lower.

El País market share in 2013 grew from 30% to 31%

January – December 2013


Periódico; 11%
Gaceta; 1%
El País; 31%
Vanguardia; 16%
Razón; 9%
ABC; 15%
Mundo; 18%

January - December 2012


Periódico; 10%
Gaceta; 2%
El País; 30%
Vanguardia; 16%
Razón; 8%
ABC; 16%
Mundo; 19%

EBITDA in 2013 was positive by 17.04 million Euros. Excluding the impact of extraordinaries EBITDA would have been positive in 25.08 million Euros.

6. AUDIOVISUAL BUSINESS

AUDIOVISUAL*	JANUARY - DECEMBER			OCTOBER-DECEMBER		
	2013	2012	% Chg.	2013	2012	% Chg.
Revenues	**1.357,59**	**1.259,85**	**7,8%**	**349,50**	**342,85**	**1,9%**
Canal+*	1.166,17	1.067,85	9,2%	297,17	288,85	2,9%
Media Capital	181,72	184,32	(1,4%)	52,20	52,18	0,0%
Consolidation adjustments and other	9,71	7,67	26,5%	0,13	1,82	(92,9%)
EBITDA	**78,42**	**233,17**	**(66,4%)**	**22,07**	**36,81**	**(40,1%)**
% margin	***5,8%***	***18,5%***		***6,3%***	***10,7%***	
Canal+*	28,02	181,12	(84,5%)	5,31	17,87	(70,3%)
% margin	*2,4%*	*17,0%*		*1,8%*	*6,2%*	
Media Capital	39,07	41,83	(6,6%)	16,36	17,93	(8,8%)
% margin	*21,5%*	*22,7%*		*31,3%*	*34,4%*	
Consolidation adjustments and other	11,32	10,22	10,8%	0,40	1,01	(60,6%)
EBIT	**(25,95)**	**65,22**	**(139,8%)**	**(1,98)**	**6,33**	**(131,4%)**
% margin	***(1,9%)***	***5,2%***		***(0,6%)***	***1,8%***	
Canal+*	(65,48)	83,65	(178,3%)	(16,29)	(7,77)	(109,6%)
% margin	*(5,6%)*	*7,8%*		*(5,5%)*	*(2,7%)*	
Media Capital	29,40	29,69	(1,0%)	14,01	14,64	(4,3%)
% margin	*16,2%*	*16,1%*		*26,8%*	*28,1%*	
Consolidation adjustments and other	10,13	(48,12)	121,0%	0,30	(0,54)	154,5%
One-offs in operating revenues	**4,56**	**2,00**		**2,77**	**(65,45)**	
Advertising sponsorship adjustment	4,56	2,00		2,77	0,80	
Football rights adjustment					(66,25)	
One- offs in operating expenses	**10,98**	**58,27**		**5,32**	**(64,59)**	
Redundancies	6,41	1,90		2,55	0,85	
*Canal+**	*4,49*	*1,01*		*1,98*	*0,77*	
Media Capital	*1,92*	*0,89*		*0,57*	*0,08*	
ONO (Prisa TV)		54,37				
Advertising sponsorship adjustment	4,56	2,00		2,77	0,80	
Football rights adjustment					(66,25)	
Adjusted revenues	**1.353,03**	**1.257,85**	**7,6%**	**346,73**	**408,30**	**(15,1%)**
Canal+	1.161,61	1.065,85	9,0%	294,40	354,30	(16,9%)
Media Capital	181,72	184,32	(1,4%)	52,20	52,18	0,0%
Consolidation adjustments and other	9,71	7,67	26,5%	0,13	1,82	
Adjusted EBITDA	**84,83**	**235,07**	**(63,9%)**	**24,62**	**37,66**	**(34,6%)**
% adjusted margin	*6,3%*	*18,7%*		*7,1%*	*9,2%*	
Canal+*	32,51	182,13	(82,1%)	7,29	18,64	(60,9%)
% margin	*2,8%*	*17,1%*		*2,5%*	*5,3%*	
Media Capital	41,00	42,72	(4,0%)	16,93	18,01	(6,0%)
% margin	*22,6%*	*23,2%*		*32,4%*	*34,5%*	
Consolidation adjustments and other	11,32	10,22	10,8%	0,40	1,01	(60,6%)
Adjusted EBIT	**(19,5)**	**121,49**	**(116,1%)**	**0,56**	**7,18**	**(92,1%)**
% adjusted margin	*-1,4%*	*9,7%*		*0,2%*	*1,8%*	
Canal+*	(81,0)	84,66	(172,0%)	(14,3)	(7,0)	(104,5%)
% margin	*-5,3%*	*7,9%*		*-4,9%*	*-2,0%*	
Media Capital	31,32	30,58	2,4%	14,58	14,72	(1,0%)
% margin	*17,2%*	*16,6%*		*27,9%*	*28,2%*	
Consolidation adjustments and other	10,13	6,26	61,9%	0,30	(0,5)	154,5%

** Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.*

a) In Canal+, **revenues grew by 9.2% during 2013.** This is explained mainly by a combination of growth in subscriber revenues from other platforms (which have grown by 138% thanks to football rights multi-distribution agreement) and higher advertising revenues (+34.4%) which is compensated by lower satellite subscriber revenues (-4.0%).

Canal+ maintains its leadership in the market according to the latest data published by the CMT (September 2013), with a market share of 44.3% of average number of subscribers in the third quarter of 2013 (44.0% in the first nine months of 2013). According to internal estimates, the market share in number of subscribers of Canal + in the **fourth quarter** of 2013 is of 44.3%.

EBITDA reached 28.02 million Euros in 2013 or a fall of 84.5% compared to 2012. Adjusted for the impact of non-recurring items, EBITDA reached 32.51 million Euros, a 82.1% fall compared to 2012. This is mainly due to the increase in the football rights' cost.

Satellite subscribers fell during 2013 by 99,179, impacted by the weakness of the economic environment and domestic consumption. Following the strong beginning of the new football season, the third quarter standalone saw an increase in the number of subscribers of almost 2,000. However, in the fourth quarter standalone, the number of satellite subscribers fell by alsmost 13,000.

The evolution of satellite subscribers is as follows:

	Dic 2013	Dec 2012	Chg. Abs
Satélite (DTH)	1.620.632	1.719.811	(99.179)

Satellite ARPU in 2013 stood at 42.7 Euros on average, above the 42.6 Euros on average of 2012. **The growth in ARPU** was mainly due to the new sports content offer which started in September 2012. ARPU in the fourth quarter reached 43.5 Euros, the highest level in the year.

The evolution of satellite ARPU by quarters is the following:

CANAL+ Satellite ARPU by quarters (Euros)



+0.70€
+1.19€
-0.52€
-0.68€
42,4
43,1
41,7
42,9
42,0
41,5
44,2
43,5
2012
2013
1Q
2Q
3Q
4Q

The number of subscribers with **iPlus** continued growing: as at December 2013 the number of subscribers with **iPlus** stood at 630,005 which implies a growth of 42,674 compared to December 2012, and a penetration of 38.9%, the highest in its history.

iPlus: Subscribers (thousands) and penetration



5%
6%
9%
14%
17%
21%
24%
26%
29%
30%
33%
34%
34%
36%
37%
38%
39%
100
110
169
246
305
369
416
460
503
530
574
578
587
602
607
613
630
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13

Churn stood at 18.0%, in line with the 18.1% of September 2013. During 2013, the average churn has been of 17.5%, above the 14.1% on average of 2012. The economic crisis as well as the VAT increase (from 8% to 21%) are the main causes for those cancellations.

YOMVI, which as of December 2013 reached **498 thousand unique users**, of which 470 thousand are also satellite subscribers (29.0% penetration). This compares with the 294 thousand as of December 2012 (17.1% penetration). On the other hand, **the use that subscribers make of the platform has also considerably increased**. Content catch-up downloads have increased from 1.81 million at December 2012, to 4.58 million as of December 2013.


YOMVI: Million downloads and penetration
17%
19%
20%
20%
21%
20%
17%
16%
21%
25%
27%
28%
29%
1,8
2,0
1,7
2,1
2,0
2,2
1,9
2,0
2,3
2,6
3,3
3,9
4,6
Dic 12
Ene 13
Feb 13
Mar 13
Abr 13
May 13
Jun 13
Jul 13
Aug 13
Sep 13
Oct 13
Nov 13
Dec 13

b) Media Capital registered in 2013 revenues of 181.7 million Euros (-1.4%) and a recurring EBITDA of 41 million Euros (-4.0%) managing to partly compensate the weak economic environment and weak advertising market in Portugal, which are reflected in a fall of advertising revenues of 7.4% and on the back of its strategy to develop additional revenues and a strict cost control.

On advertising revenues we highlight the improvement of the third and fourth quarter standalone, with a fall of 0.4% and a growth of 3.2% respectively, compared to falls of 11.6% and 19% in the first and second quarters of the year respectively.

Adjusted Operating Expenses, excluding Amortization and Provisions remained flat (-0.6%) in 2013.

TVI, leader in FTA television in Portugal 24 hrs and in Prime Time, reached revenues of 145.33 million Euros which implies a growth of +2.6% compared to 2012, improving from the +2.0% growth as of September 2013. This growth comes on the back of the revenue diversification which compensate the weakness of advertising revenues (-8.6%, slightly above the fall of the FTA advertising market in Portugal, which has reached -6.7%, according to internal estimates). EBITDA adjusted by non-recurring items, grow to a 4.9%.

TVI maintains the leadership in 24hrs and Prime time with daily average audience shares of 24.6% and 27.7% respectively.

7. DIGITAL AREA

The digital activities of the Group reached revenues of 86.93 million Euros, 43.8% increase compared to 2012.

This growth is due to the **increase in digital advertising revenues** (which reached 37.45 million Euros or a 10.0% increase compared with a market fall of 2.5% of the market (according to i2P), the growth of **digital products** (+143.6%) corresponding to YOMVI and Planeo compensating the fall in **mobile services**.

The focus of the Group on the digital transformation of its businesses is clearly reflected in **increased traffic**, which has risen by 17% in 2013, mainly on the back of Prisa Television, Elpais.com and As.com as well as international Radio. The monthly average number of unique browsers of the Group's sites, in millions, changed as follows:


January - December 2012
January - December 2013
71,6
83,7
31,4
35,4
21,0
28,6
2,8
2,7
7,0
7,3
6,5
8,6
5,8
5,9
1,9
2,6
TOTAL
ELPAIS sites
AS sites
5Dias.com
Radio España
Radio Latam
Media Capital
Prisa TV

Fuente: *Omniture site catalyst, Netscope y Certifica.com.*
Note: *since 2011, includes web, mobile & app browsers*

The Group continues with its digital development in all its units with a very consumer-oriented model.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Avenida de los Artesanos, 6
28760, Tres Cantos, Madrid
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

APPENDIX

Appendix I. BALANCE SHEET

€ Million	ASSETS	
	12/31/2013	12/31/2012
FIXED ASSETS	**4.929,07**	**6.003,10**
Property, plan and equipment	262,09	296,42
Goodwill	2.482,22	3.359,72
Intangible assets	285,48	320,23
Long term financial investments	52,79	64,64
Investment in associates	597,26	612,21
Deferred tax assets	1.244,01	1.343,87
Other non current assets	5,22	6,01
CURRENT ASSETS	**1.774,80**	**1.655,65**
Inventories	240,25	270,31
Accounts receivable	1.252,21	1.252,02
Short term financial investments	142,91	20,06
Cash & cash equivalents	139,43	113,26
ASSETS HELD FOR SALE	**0,06**	**3,27**
TOTAL ASSETS	**6.703,94**	**7.662,01**

€ Million	LIABILITIES	
	12/31/2013	12/31/2012
SHAREHOLDERS EQUITY	**1.569,33**	**2.611,63**
Issued capital	105,27	99,13
Reserves	2.149,98	2.341,57
Income attributable to the parent company	(648,70)	(255,03)
Minority interest	-37,22	425,95
NON CURRENT LIABILITIES	**3.524,74**	**3.331,78**
Long term financial debt	3.238,86	2.866,79
Other long term financial liabilities	106,81	158,66
Deferred tax liabilities	29,65	22,18
Provisions	95,22	254,02
Other non current liabilities	54,20	30,15
CURRENT LIABILITIES	**1.609,86**	**1.718,61**
Short term financial debt	162,23	205,47
Other current financial liabilities	46,18	43,29
Trade accounts payable	1.092,92	1.151,74
Other short term liabilities	233,28	244,90
Accrual accounts	75,26	73,21
TOTAL LIABILITIES	**6.703,93**	**7.662,01**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million

NET DEBT	12/31/2013	12/31/2012
Prisa (includes Media Capital)	3.093,64	2.896,35
Canal +	25,10	42,58
Net financial debt	**3.118,74**	**2.938,93**
Other financial debt	108,67	144,44
Total net debt	**3.227,41**	**3.083,37**

"**Other Financial Debt**" includes:

- 104.06 million Euro liability from the obligation generated by the annual preferred dividend commitment to DLJ on the back of its 25% stake in Santillana, and
- 4.36 million Euro liability from the coupon for the holders of the convertible bonds issued in July 2012.

The evolution of Grupo Prisa's total Net Debt in 2013 adjusted by the accounting impact of the several non-cash elements (including the 2013 warrants issue as payment for the new liquidity line and various capitalized expenses from the refinancing process) all of which amount to 183 million Euros, is explained by:

- The impact of Operating, Investing and Financing CF generation excluding the increase and amortization of debt (which has no impact at net debt level).
- Non cash elements, including:
  - Other capitalized expenses which increase debt by €74m and are due to the deactivation of debt formalization costs of the previous refinancing (€46m) and the capitalization of those costs from the new refinancing process (€28m).
  - The PIK interest on Group debt, which increases debt by €40m (new refinancing condition made retroactive to May 1st 2013)
  - Other elements which mainly include the leasings reclassification at Santillana.


Total adjusted Net Debt
(€m)
CF generation ex increase / (amortization) of debt: €189m
Non cash elements
3.083
(230)
172
119
55
74
74
40
23
3.410
31/12/2012
Operating CF
Investing CF
Financing CF ex increase/ amort of debt
Taxes paid
Other CF
Other Capitalized Expenses
PIK interests
Others
31/12/2013

Appendix III. BREAKDOWN OF CAPEX

€ Million	CAPEX	Long term financial investments	JAN-DEC 2013	JAN-DEC 2012
Audiovisual	**61,01**	**1,68**	**62,69**	**71,08**
Canal+	58,34	0,01	58,35	66,94
Media Capital	2,67	1,67	4,34	4,15
Education- Publishing	**76,14**	**0,00**	**76,14**	**78,36**
Education Systems	16,84	0,00	16,84	5,37
Other	59,30	0,00	59,30	72,99
Radio	**6,43**	**0,00**	**6,43**	**7,27**
Radio in Spain	2,48	0,00	2,48	2,60
International Radio	3,25	0,00	3,25	4,39
Music	0,70	0,00	0,70	0,28
Press	**2,88**	**0,00**	**2,88**	**3,75**
El País	1,81	0,00	1,81	1,40
AS	0,68	0,00	0,68	1,16
Cinco Días	0,22	0,00	0,22	0,29
Others	0,17	0,00	0,17	0,89
Others	**6,22**	**0,51**	**6,73**	**15,44**
Digital	3,37	0,00	3,37	13,46
Prisa	2,06	0,51	2,56	1,61
Other	0,80	0,00	0,80	0,37
Total	**152,68**	**2,18**	**154,87**	**175,90**

Appendix IV. CASH FLOW STATEMENT

Million Euros		31/12/2013	31/12/2012	CH.
Financial investments and cash equivalents at beginning of period		133,32	154,65	
EBITDA		296,19	427,00	(130,81)
Provisions		(46,42)	(45,82)	(0,60)
Working Capital		(19,32)	(76,31)	56,99
Cash flow from operating activities	(I)	230,45	304,87	(74,42)
Capex		(152,68)	(168,76)	16,07
Disinvestments		1,95	0,43	1,53
Financial investments / Disinvestments		2,80	(0,92)	3,72
Media Capital Put		(24,25)	0,00	(24,25)
Cash flow from investing activities	(II)	(172,18)	(169,25)	(2,93)
Cash interests paid		(63,16)	(105,19)	42,03
Dividends paid		(30,21)	(80,72)	50,51
Dividends received		0,28	10,98	(10,70)
Warrants exercised		0,33	150,02	(149,69)
Convertible bond issue		0,00	100,00	(100,00)
Other		(26,27)	(16,88)	(9,39)
Cash flow from financing activities excluding increaes/amortization of debt		(119,03)	58,21	(177,24)
New liquidity line		325,00	0,00	325,00
Other increase/(amortization) of debt		13,54	(111,37)	124,91
Cash flow from financing activities	(III)	219,51	(53,16)	272,67
Taxes paid	(IV)	(54,61)	(39,21)	(15,40)
Other	(V)	(73,95)	(64,58)	(9,37)
Variation of cash flows in the period (I)+(II)+(III)+(IV)+(V)		149,22	(21,33)	170,55
Financial investments and cash equivalents at end of period		282,54	133,32	

Relevant elements in the Cash Flow:

1. **Working capital is reduced by 57 million Euros** due to Santillana education campaign, regularization of working capital in the Press division & negotiations in payment conditions of football at Canal+.
2. **Lower capex by 16 million Euros** on higher investments in Education Learning Systems and lower in Canal+ & recurrent capex at Santillana.
3. **Lower interest payment by 42 million Euros** as conditions from the new refinancing agreement which lower cash interest and are applied retroactively from May 1st 2013.
4. **Lower dividends paid** (mainly at Canal+) **& received** (Mediaset España)
5. **Increase in debt mainly includes** the 325 million Euros of new liquidity line and 40 million Euros of debt amortization at Canal+
6. **"Other" includes mainly** refinancing expenses paid, negative FX impact, and reclassification of non-cash EBITDA deductions.

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of operating revenue by business line, business unit and geographical origin:

V.I. By business line

January–December 2013 | January–December 2012


32%
9%
20%
26%
1%
4%
8%
34%
4%
21%
27%
1%
5%
8%
Satellite Subscribers
Subscribers from other platforms
Advertising
Newspapers and magazine
Audiovisual production
Newspapers and magazine
Other

V.II. By business unit

January – December 2013


Press
10%
Audiovisual
50%
Education-
Publishing
27%
Radio
13%

January - December 2012


Press
12%
Other
1%
Audiovisual
47%
Education-
Publishing
28%
Radio
13%

Note. Most of the revenues in "Others" are compensated by the consolidation adjustments at Group level

V.III. By geographical origin

January – December 2013


34%
66%
Spain
International

January - December 2012


34%
66%

In 2013, 34.3% of revenues came from the international area, of which 64.1% came from Santillana, 19.4% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January – December 2013


Others 13%
Peru 3%
Brazil 25%
Mexico 14%
Portugal 19%
Argentina 6%
Chile 7%
Colombia 13%

January - December 2012


Others 13%
Perú 5%
Brasil 23%
México 13%
Portugal 20%
Colombia 13%
Argentina 6%
Chile 7%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (44% of total international). Revenues from Latin America grew by +3.4% or +15.3% at constant currency.

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

OPERATING REVENUES	JANUARY - DECEMBER		
€ Million	2013	2012	% Chg.
Audiovisual	**1.357,59**	**1.259,85**	**7,8%**
Canal+*	1.166,17	1.067,85	9,2%
Subscribers	870,95	906,84	(4,0%)
Advertising	29,87	22,23	34,4%
Others	265,35	138,78	91,2%
Media Capital	181,72	184,32	(1,4%)
Consolidation Adjustments and Other	9,71	7,67	26,5%
Education - Publishing	**738,30**	**733,65**	**0,6%**
Spain & Portugal	144,01	162,74	(11,5%)
Latam & USA	594,29	570,92	4,1%
Radio	**342,88**	**342,42**	**0,1%**
Radio in Spain	176,26	186,66	(5,6%)
International Radio	151,61	148,06	2,4%
Music	22,22	15,19	46,3%
Consolidation Adjustments	(7,21)	(7,50)	4,0%
Press	**282,49**	**314,59**	**(10,2%)**
El Pais	192,83	205,06	(6,0%)
AS	60,33	65,81	(8,3%)
Cinco Días	12,94	12,61	2,6%
Magazines	17,97	23,05	(22,0%)
Printing**	10,73	---	n.a.
Distribution***	0,00	15,88	n.a.
Other & Consolidation Adjustments	(12,31)	(7,81)	(57,6%)
Other Revenues	**60,79**	**119,97**	**(49,3%)**
Prisa Brand Solutions	19,66	25,90	(24,1%)
Printing**	---	18,63	n.a.
Others****	41,13	75,45	(45,5%)
Consolidation Adjustments	**(56,36)**	**(105,79)**	**46,7%**
TOTAL	**2.725,69**	**2.664,69**	**2,3%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

VI.II. Advertising

ADVERTISING	ENERO - DICIEMBRE		
€ Million	2013	2012	% Chg.
Audiovisual	**132,56**	**133,10**	**(0,4%)**
Canal+*	29,87	22,23	34,4%
Media Capital	102,69	110,87	(7,4%)
Radio	**305,27**	**312,15**	**(2,2%)**
Radio in Spain	161,25	172,83	(6,7%)
International Radio	143,87	139,17	3,4%
Music	0,23	0,23	1,8%
Consolidation Adjustments	(0,07)	(0,08)	10,3%
Press	**112,69**	**117,41**	**(4,0%)**
El Pais	78,80	82,95	(5,0%)
AS	18,92	19,10	(0,9%)
Cinco Días	7,24	6,71	7,9%
Magazines	7,53	8,79	(14,4%)
Other & Consolidation Adjustments	0,19	(0,15)	---
Others	**0,37**	**0,79**	**(52,7%)**
Consolidation Adjustments	**(7,13)**	**(6,90)**	**(3,3%)**
TOTAL	**543,76**	**556,54**	**(2,3%)**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

VI.III. Operating Expenses

€ Million	JANUARY - DECEMBER		
	2013	2012	% Chg.
Audiovisual	**1.383,54**	**1.194,62**	**15,8%**
Canal+*	1.231,65	984,21	25,1%
Media Capital	152,31	154,63	(1,5%)
Consolidation Adjustments and Other	(0,42)	55,79	(100,8%)
Education - Publishing	**657,81**	**625,76**	**5,1%**
Spain & Portugal	141,30	150,97	(6,4%)
Latam & USA	516,51	474,80	8,8%
Radio	**312,79**	**318,99**	**(1,9%)**
Radio in Spain	183,95	188,97	(2,7%)
International Radio	113,99	116,48	(2,1%)
Music	22,06	21,68	1,7%
Consolidation adjustments	(7,21)	(8,14)	11,5%
Press	**282,66**	**367,24**	**(23,0%)**
El Pais	194,85	259,60	(24,9%)
AS	52,31	57,69	(9,3%)
Cinco Dias	12,90	15,47	(16,6%)
Magazines	20,50	26,01	(21,2%)
Printing**	14,07	—	—
Distribution***	0,00	15,97	n.a.
Other & Consolidation Adjustments	(11,97)	(7,48)	(59,9%)
Other Expenses	**100,09**	**173,73**	**(42,4%)**
Prisa Brand Solutions	19,53	26,05	(25,0%)
Printing**	0,00	33,10	—
Others****	80,56	114,57	(29,7%)
Consolidation Adjustments	**789,87**	**159,41**	---
TOTAL	**3.526,76**	**2.839,75**	**24,2%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

VI.IV. EBITDA

EBITDA	JANUARY - DECEMBER		
€ Million	2013	2012	% Chg.
Audiovisual	**78,42**	**233,17**	**(66,4%)**
% margin	**5,8%**	**18,5%**	
Canal+*	28,02	181,12	(84,5%)
% margin	2,4%	17,0%	
Media Capital	39,07	41,83	(6,6%)
% margin	21,5%	22,7%	
Consolidation Adjustments and Ot	11,32	10,22	10,8%
Education - Publishing	**170,95**	**184,19**	**(7,2%)**
% margin	**23,2%**	**25,1%**	
Spain&Portugal	24,70	36,65	(32,6%)
% margin	17,2%	22,5%	
Latam & USA	146,25	147,54	(0,9%)
% margin	24,6%	25,8%	
Radio	**54,77**	**54,32**	**0,8%**
% margin	**16,0%**	**15,9%**	
Radio in Spain	3,279	8,16	(59,8%)
% margin	1,9%	4,4%	
International Radio	49,91	45,13	10,6%
% margin	32,9%	30,5%	
Music	1,586	1,03	53,4%
% margin	7,1%	6,8%	
Press	**17,043**	**(13,8)**	**---**
% margin	**6,0%**	**(4,4%)**	
El Pais	5,74	(21,8)	126,3%
% margin	3,0%	(10,6%)	
AS	9,39	11,83	(20,6%)
% margin	15,6%	18,0%	
Cinco Dias	0,31	(1,8)	117,1%
% margin	2,4%	(14,2%)	
Magazines	(1,35)	(2,3)	42,4%
% margin	(7,5%)	(10,2%)	
Printing**	3,28	---	n.a.
% margin	30,6%	---	
Distribution***	0,00	0,64	n.a.
% margin	n.a.	4,0%	
Other & Consolidation Adjustment	(0,32)	(0,30)	
Others	**(25,00)**	**(30,91)**	**19,1%**
Prisa Brand Solutions	0,79	0,28	181,6%
% margin	4,0%	1,1%	
Printing**	---	1,32	---
% margin	---	7,1%	
Others****	(25,79)	(32,51)	20,7%
TOTAL	**296,19**	**427,00**	**(30,6%)**
% margin	**10,9%**	**16,0%**	

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VI.V. EBIT

EBIT € Million	JANUARY - DECEMBER 2013	 2012	 % Chg.
Audiovisual	**(25,95)**	**65,22**	**(139,8%)**
% margin	**(1,9%)**	**5,2%**	
Canal+*	(65,48)	83,65	(178,3%)
% margin	(5,6%)	7,8%	
Media Capital	29,40	29,69	(1,0%)
% margin	16,2%	16,1%	
Consolidation Adjustments and Other	10,13	(48,1)	121,0%
Education - Publishing	**80,49**	**107,89**	**(25,4%)**
% margin	**10,9%**	**14,7%**	
Spain&Portugal	2,71	11,77	(77,0%)
% margin	1,9%	7,2%	
Latam&USA	77,78	96,12	(19,1%)
% margin	13,1%	16,8%	
Radio	**30,09**	**23,43**	**28,4%**
% margin	**8,8%**	**6,8%**	
Radio in Spain	(7,69)	(2,31)	---
% margin	(4,4%)	(1,2%)	
International Radio	37,67	32,23	16,9%
% margin	24,8%	21,8%	
Music	0,16	(6,49)	102,5%
% margin	0,7%	(42,7%)	
Press	**(0,17)**	**(52,65)**	**99,7%**
% margin	**(0,1%)**	**(16,7%)**	
El Pais	(2,02)	(54,54)	96,3%
% margin	(1,0%)	(26,6%)	
AS	8,02	8,12	(1,2%)
% margin	13,3%	12,3%	
Cinco Dias	0,04	(2,86)	101,3%
% margin	0,3%	(22,7%)	
Magazines	(2,53)	(2,96)	14,6%
% margin	(14,1%)	(12,9%)	
Printing**	(3,34)	---	n.a.
% margin	(31,1%)	---	
Distribution***	0,00	(0,09)	n.a.
% margin	n.a.	(0,5%)	
Other & Consolidation Adjustments	(0,35)	(0,32)	
Others	**(885,53)**	**(318,95)**	**(177,6%)**
Prisa Brand Solutions	0,13	(0,15)	187,9%
% margin	0,7%	(0,6%)	
Printing**	---	(14,48)	---
% margin	---	(77,7%)	---
Others****	(885,66)	(304,32)	(191,0%)
TOTAL	**(801,07)**	**(175,05)**	**---**
% margin	**-29,4%**	**-6,6%**	

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

*** Others include mainly the activities from Head Quarters.

Appendix VII. QUARTERLY FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

OPERATING REVENUES	2013				2012				%Chg.2013/2012			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**341,40**	**342,38**	**324,36**	**348,60**	**284,63**	**289,47**	**322,89**	**342,86**	**16,9%**	**14,3%**	**0,4%**	**1,8%**
Canal+*	300,61	292,68	275,72	297,17	253,92	246,47	278,61	288,85	18,4%	18,7%	(1,0%)	2,9%
Subscribers	225,72	219,00	206,79	219,44	228,71	224,09	220,50	233,55	(1,3%)	(2,3%)	(6,2%)	(6,0%)
Advertising	8,03	7,69	4,59	9,56	4,33	4,55	4,67	8,69	85,8%	69,1%	(1,7%)	10,0%
Others	66,85	65,99	64,34	68,16	20,89	17,83	53,45	46,61	—	—	20,4%	46,3%
Media Capital	39,26	48,10	42,16	52,20	40,05	50,87	41,22	52,19	(2,0%)	(5,5%)	2,3%	0,0%
Consolidation Adjustments and Ot	1,53	1,58	6,47	0,13	0,56	2,13	3,16	1,82	171,1%	(25,7%)	104,6%	(92,9%)
Education - Publishing	**200,36**	**160,01**	**212,50**	**175,44**	**192,44**	**142,87**	**246,63**	**161,82**	**4,1%**	**6,0%**	**(13,8%)**	**16,8%**
Spain & Portugal	5,47	55,62	90,97	(8,05)	7,31	47,49	116,42	(8,48)	(25,2%)	17,1%	(21,9%)	5,1%
Latam & USA	194,88	94,39	121,53	183,49	185,13	95,38	130,12	160,30	5,3%	(1,0%)	(6,6%)	14,5%
Radio	**69,61**	**86,83**	**79,86**	**107,69**	**78,97**	**90,68**	**78,19**	**84,89**	**(12,0%)**	**(6,2%)**	**2,3%**	**13,8%**
Radio in Spain	36,81	45,22	37,48	56,76	48,86	52,20	36,88	48,73	(24,7%)	(13,4%)	1,6%	16,5%
International Radio	30,48	37,83	40,39	42,91	29,97	36,17	39,40	42,52	1,7%	4,6%	2,5%	0,9%
Music	3,77	4,20	3,32	10,92	1,79	4,06	3,53	5,81	110,4%	3,6%	(5,8%)	87,9%
Consolidation Adjustments	(1,55)	(1,42)	(1,24)	(2,99)	(1,66)	(1,85)	(1,63)	(2,37)	6,5%	23,1%	23,7%	(26,4%)
Press	**66,88**	**69,82**	**63,86**	**82,84**	**86,16**	**82,87**	**70,48**	**76,13**	**(22,8%)**	**(16,8%)**	**(9,6%)**	**8,8%**
El País	45,12	47,88	43,46	56,37	58,61	53,38	44,81	48,26	(23,0%)	(10,3%)	(3,0%)	16,8%
AS	14,21	13,90	15,16	17,05	16,34	17,72	16,31	15,43	(13,0%)	(21,6%)	(7,1%)	10,5%
Cinco Días	3,11	3,34	2,71	3,78	3,54	3,66	2,33	3,08	(12,2%)	(8,8%)	16,4%	22,7%
Magazines	4,71	5,07	2,82	5,38	5,52	6,03	5,08	6,42	(14,8%)	(15,9%)	(44,5%)	(16,3%)
Printing**	2,77	2,65	2,62	2,69	—	—	—	—	—	—	—	—
Distribution***	—	—	—	—	4,13	4,31	3,93	3,51	—	—	—	—
Consolidation Adjustments	(3,24)	(3,02)	(3,12)	(2,93)	(1,99)	(2,22)	(2,03)	(1,57)	(62,8%)	(36,0%)	(53,7%)	(86,5%)
Other Revenues	**14,81**	**18,90**	**16,78**	**13,60**	**24,02**	**38,94**	**29,19**	**27,83**	**(38,2%)**	**(58,6%)**	**(45,9%)**	**(51,6%)**
Prisa Brand Solutions	5,01	5,03	5,20	4,42	6,54	6,56	6,44	6,36	(23,4%)	(23,4%)	(19,2%)	(30,4%)
Printing**	—	—	—	—	—	13,70	2,81	2,12	—	—	—	—
Others****	10,21	11,26	10,58	9,08	17,48	18,67	19,94	19,36	(41,6%)	(39,7%)	(46,9%)	(53,1%)
Consolidation adjustments	**(13,18)**	**(16,57)**	**(13,70)**	**(13,89)**	**(24,66)**	**(28,70)**	**(27,38)**	**(26,17)**	**46,3%**	**45,7%**	**49,9%**	**44,8%**
TOTAL	**678,76**	**649,86**	**682,63**	**714,48**	**651,58**	**626,03**	**719,86**	**667,16**	**4,2%**	**3,8%**	**(5,2%)**	**7,1%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VII.II. Advertising

ADVERTISING

€ Million	2013				2012				%Chg.2013/2012			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**30,39**	**33,87**	**27,35**	**40,95**	**29,62**	**36,86**	**27,53**	**39,10**	**2,6%**	**(8,1%)**	**(0,7%)**	**4,7%**
Canal+	8,03	7,69	4,59	9,56	4,33	4,55	4,67	8,69	85,8%	69,1%	(1,7%)	10,0%
Media Capital	22,36	26,18	22,76	31,39	25,29	32,31	22,86	30,41	(11,6%)	(19,0%)	(0,4%)	3,2%
Radio	**63,25**	**78,46**	**73,04**	**90,53**	**71,73**	**82,19**	**71,96**	**86,28**	**(11,8%)**	**(4,5%)**	**1,5%**	**4,9%**
Radio in Spain	34,44	42,37	34,94	49,51	44,40	48,30	34,55	45,59	(22,4%)	(12,3%)	1,1%	8,6%
International Radio	28,82	36,04	38,05	40,96	27,36	33,85	37,37	40,60	5,4%	6,5%	1,8%	0,9%
Music	0,05	0,05	0,06	0,08	0,04	0,05	0,04	0,10	29,7%	(9,8%)	45,0%	(20,4%)
Consolidation adjustments	(0,06)	(0,00)	(0,01)	(0,01)	(0,06)	(0,01)	(0,00)	(0,01)	5,1%	66,7%	—	(0,0%)
Press	**24,48**	**29,48**	**21,83**	**36,90**	**30,92**	**35,24**	**20,56**	**30,68**	**(20,8%)**	**(16,3%)**	**6,2%**	**20,2%**
El Pais	17,26	21,02	15,24	25,29	22,47	24,32	14,47	21,70	(23,2%)	(13,5%)	5,3%	16,6%
AS	3,83	4,50	4,26	6,34	4,54	6,29	3,63	4,64	(15,6%)	(28,5%)	17,2%	36,5%
Cinco Dias	1,71	1,99	1,34	2,20	2,02	2,15	0,91	1,63	(15,4%)	(7,4%)	47,1%	34,9%
Magazines	1,69	1,87	0,94	3,03	1,96	2,54	1,56	2,73	(14,3%)	26,0%	(40,0%)	11,0%
Consolidation adjustments	0,01	0,09	0,06	0,03	(0,07)	(0,05)	(0,01)	(0,02)	114,3%	—	—	—
Others	**0,08**	**0,06**	**0,03**	**0,21**	**0,24**	**0,39**	**(0,04)**	**0,20**	**(66,0%)**	**87,8%**	**184,2%**	**3,1%**
Consolidation adjustments	**(0,90)**	**(1,81)**	**(1,66)**	**(2,77)**	**(1,58)**	**0,03**	**(3,83)**	**(1,62)**	**43,1%**	**(1,9%)**	**56,8%**	**(82,3%)**
TOTAL	**117,30**	**140,04**	**120,60**	**165,82**	**130,92**	**152,89**	**117,88**	**154,76**	**(10,4%)**	**(8,4%)**	**2,2%**	**7,2%**

VII.III. Operating Expenses

OPERATING EXPENSES

€ Million	2013				2012				%Chg.2013/2012			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	**348,83**	**342,88**	**340,77**	**361,48**	**290,38**	**309,71**	**258,01**	**338,53**	**20,1%**	**10,8%**	**32,1%**	**4,4%**
Canal+*	309,22	307,20	301,77	313,46	251,38	213,94	222,27	296,62	23,0%	43,6%	35,8%	5,7%
Media Capital	38,69	36,98	38,46	38,19	38,66	41,37	37,06	37,55	0,1%	(10,6%)	3,8%	1,7%
Consolidation Adjustments and (	0,72	(1,52)	0,54	(0,17)	0,34	54,40	(1,31)	2,36	113,3%	(102,8%)	141,3%	(107,1%)
Education - Publishing	**166,34**	**161,48**	**172,88**	**168,32**	**136,42**	**145,80**	**193,76**	**150,00**	**13,9%**	**10,8%**	**(10,8%)**	**12,2%**
Spain & Portugal	26,09	40,39	64,64	10,18	27,36	37,18	70,40	16,04	(4,6%)	8,7%	(8,2%)	(36,5%)
Latam & USA	129,25	121,09	108,03	158,14	109,06	108,43	123,35	133,96	18,5%	11,7%	(12,4%)	18,0%
Radio	**71,84**	**73,84**	**76,84**	**81,47**	**71,18**	**77,32**	**72,84**	**87,88**	**0,9%**	**(4,6%)**	**4,1%**	**(6,5%)**
Radio in Spain	43,23	44,38	44,57	51,77	44,72	47,51	42,13	54,61	(3,3%)	(6,6%)	5,8%	(5,2%)
International Radio	26,13	27,51	29,01	31,34	25,71	27,71	28,66	34,41	1,7%	(0,7%)	1,2%	(8,9%)
Music	4,03	3,38	3,31	11,35	2,41	3,95	3,48	11,85	67,3%	(14,6%)	(4,9%)	(4,2%)
Consolidation adjustments	(1,55)	(1,43)	(1,25)	(2,98)	(1,66)	(1,85)	(1,63)	(3,01)	6,6%	22,9%	23,4%	0,8%
Press	**67,80**	**67,44**	**68,28**	**81,07**	**84,38**	**78,63**	**78,28**	**128,04**	**(19,6%)**	**(14,1%)**	**(13,1%)**	**(36,7%)**
El País	46,40	46,66	46,90	54,90	58,68	52,49	51,06	97,37	(20,9%)	(11,1%)	(8,2%)	(43,6%)
AS	12,93	12,59	12,66	14,13	13,96	14,33	14,13	15,26	(7,4%)	(12,2%)	(10,5%)	(7,4%)
Cinco Días	3,13	3,20	3,33	3,24	3,45	3,55	3,27	5,20	(9,3%)	(9,9%)	1,9%	(37,7%)
Magazines	5,83	5,17	3,67	5,84	6,32	6,32	5,84	7,53	(7,8%)	(18,3%)	(37,1%)	(22,5%)
Printing**	2,80	2,74	2,70	5,83	—	—	—	—	—	—	—	—
Distribution***	—	—	—	—	4,10	4,13	4,00	3,74	—	—	—	—
Consolidation adjustments	(3,19)	(2,91)	(3,00)	(2,87)	(2,11)	(2,30)	(2,02)	(1,05)	(51,1%)	(26,7%)	(48,2%)	(172,6%)
Other Expenses	**28,53**	**25,76**	**20,80**	**26,92**	**37,48**	**63,41**	**34,80**	**47,98**	**(29,2%)**	**(51,8%)**	**(40,1%)**	**(43,8%)**
Prisa Brand Solutions	4,77	5,14	4,48	5,14	7,20	6,96	5,05	6,85	(33,8%)	(26,1%)	(11,3%)	(24,9%)
Printing**	—	—	—	—	—	15,72	4,08	13,31	—	—	—	—
Otros****	22,28	20,08	16,43	21,77	30,26	30,74	25,77	27,80	(26,4%)	(34,7%)	(36,3%)	(21,7%)
Consolidation adjustments	**(14,88)**	**194,24**	**(13,80)**	**624,23**	**(23,47)**	**(31,70)**	**(23,06)**	**237,83**	**37,4%**	**—**	**39,7%**	**162,7%**
TOTAL	**658,07**	**884,89**	**982,33**	**1343,48**	**598,38**	**632,87**	**612,52**	**988,01**	**10,0%**	**38,7%**	**8,1%**	**34,6%**

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.

** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division

*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VII.IV. EBITDA

EBITDA

€ Million	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2012 Q1	2012 Q2	2012 Q3	2012 T4	%Chg 2013/2012 Q1	%Chg 2013/2012 Q2	%Chg 2013/2012 Q3	%Chg 2013/2012 Q4
Audiovisual	19,81	27,72	8,82	22,07	30,91	72,46	92,99	36,81	(35,9%)	(61,7%)	(90,5%)	(40,1%)
% margin	5,8%	8,1%	2,7%	6,3%	10,5%	24,2%	28,8%	10,7%				
Canal+*	15,46	10,68	(3,4)	5,31	25,57	57,18	80,50	17,87	(39,5%)	(81,3%)	(104,3%)	(70,3%)
% margin	5,1%	3,6%	(1,2%)	1,8%	10,1%	23,2%	28,9%	6,2%				
Media Capital	3,16	13,56	5,99	16,36	4,31	12,38	7,21	17,93	(26,6%)	9,5%	(16,9%)	(8,8%)
% margin	8,1%	28,2%	14,2%	31,3%	10,8%	24,3%	17,5%	34,4%				
Consolidation Adjustments and Othe	1,191	3,476	6,256	0,399	1,03	2,69	5,260	1,013				
Education - Publishing	62,01	10,17	79,39	19,39	69,55	13,36	99,10	2,18	(10,8%)	(23,9%)	(19,9%)	—
% margin	31,0%	6,8%	37,4%	11,1%	36,1%	9,4%	40,2%	1,4%				
Spain&Portugal	(18,4)	20,33	52,45	(29,6)	(18,18)	14,59	74,04	(33,6)	(1,4%)	39,4%	(29,2%)	12,3%
% margin	(337,0%)	36,6%	57,7%	368,1%	(248,7%)	30,7%	63,6%	398,4%				
Latam&USA	80,44	(10,2)	26,94	49,03	87,73	(1,23)	25,06	35,96	(8,3%)	—	7,5%	36,3%
% margin	41,3%	(10,8%)	22,2%	26,7%	47,4%	(1,3%)	19,3%	22,4%				
Radio	2,45	16,53	8,51	27,28	12,20	17,81	10,38	13,93	(79,9%)	(7,2%)	(18,0%)	95,8%
% margin	3,5%	19,3%	10,6%	25,4%	15,4%	19,7%	13,3%	14,7%				
Radio in Spain	(3,4)	3,53	(4,6)	7,78	6,77	7,27	(2,7)	(3,2)	(150,6%)	(51,5%)	(68,8%)	—
% margin	(9,3%)	7,8%	(12,3%)	13,7%	13,9%	13,9%	(7,4%)	(6,5%)				
International Radio	6,07	12,10	13,01	18,72	5,97	10,33	12,95	15,86	1,7%	17,1%	0,5%	17,9%
% margin	19,9%	32,0%	32,2%	43,6%	19,9%	28,6%	32,9%	37,4%				
Music	(0,2)	0,90	0,09	0,79	(0,5)	0,19	0,15	1,21	63,6%	—	(40,9%)	(34,9%)
% margin	(5,0%)	21,3%	2,7%	7,2%	(28,8%)	4,6%	4,4%	20,8%				
Press	2,16	6,60	0,14	8,15	5,16	7,85	(2,2)	(24,6)	(58,2%)	(15,9%)	106,4%	133,1%
% margin	3,2%	9,5%	0,2%	9,9%	6,0%	9,5%	(3,1%)	(32,8%)				
El Pais	0,88	3,77	(1,8)	2,92	2,66	3,63	(3,3)	(24,8)	(67,1%)	3,7%	44,4%	111,6%
% margin	1,9%	7,9%	(4,2%)	5,2%	4,5%	6,6%	(7,3%)	(51,4%)				
AS	1,57	1,67	2,72	3,44	2,75	3,80	2,55	2,73	(42,9%)	(56,0%)	6,5%	25,7%
% margin	11,0%	12,0%	17,9%	20,2%	16,8%	21,4%	15,6%	17,7%				
Cinco Dias	0,02	0,42	(0,6)	0,46	0,19	0,20	(0,8)	(1,3)	(90,9%)	108,5%	30,6%	134,6%
% margin	0,5%	12,6%	(21,8%)	12,1%	5,3%	5,5%	(36,5%)	(43,1%)				
Magazines	(1,06)	0,004	(0,82)	0,517	(0,7)	(0,21)	(0,67)	(0,76)	(48,1%)	101,9%	(22,0%)	168,4%
% margin	(22,5%)	0,1%	(26,9%)	9,6%	(12,9%)	(3,5%)	(13,1%)	(11,6%)				
Printing**	0,80	0,81	0,77	0,90	—	—	—	—	—	—	—	—
% margin	29,0%	30,5%	29,2%	33,6%	—	—	—	—				
Distribution***	—	—	—	—	0,16	0,33	0,09	0,05	—	—	—	—
% margin	—	—	—	—	3,9%	7,7%	2,4%	1,5%				
Other & Consolidation Adjustments	(0,05)	(0,07)	(0,11)	(0,09)	0,12	0,09	0,00	(0,52)	(142,5%)	(171,3%)	—	82,1%
Others	(8,02)	(6,52)	(1,99)	(8,47)	(12,66)	(7,53)	(6,11)	(4,59)	36,8%	13,4%	67,4%	(84,5%)
Prisa Brand Solutions	0,325	0,31	0,775	(0,61)	(0,53)	(0,28)	1,489	(0,39)	160,9%	—	(48,0%)	(55,7%)
% margin	0,065	6,1%	14,9%	(13,8%)	(8,2%)	(4,3%)	23,1%	(6,2%)				
Printing**	—	—	—	—	—	0,48	0,69	0,14	—	—	—	—
% margin	—	—	—	—	—	3,5%	24,7%	6,6%				
Others****	(8,344)	(6,83)	(2,77)	(7,86)	(12,15)	(7,73)	(8,29)	(4,34)	31,3%	11,7%	66,7%	(81,3%)
TOTAL	78,41	54,49	94,87	68,42	105,14	103,95	194,21	23,71	(25,4%)	(47,5%)	(51,2%)	188,6%
% margin	11,6%	6,4%	13,9%	9,8%	16,1%	16,6%	27,0%	3,6%				

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

VII.V. EBIT

EBIT	2013				2012				%Chg.2013/2012			
€ Million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Audiovisual	(7,2)	(0,3)	(16,4)	(2,0)	4,16	(10,2)	64,98	6,32	—	97,0%	(125,3%)	(131,4%)
% margin	(2,1%)	(0,1%)	(5,1%)	(0,6%)	1,4%	(3,4%)	20,1%	1,8%				
Canal+*	(8,61)	(14,52)	(26,05)	(16,29)	2,55	32,53	56,34	(7,77)	—	(144,6%)	(146,2%)	(109,6%)
% margin	(2,9%)	(5,0%)	(9,4%)	(5,5%)	1,0%	13,2%	20,2%	(2,7%)				
Media Capital	0,57	11,12	3,71	14,01	1,38	9,51	4,16	14,64	(59,2%)	16,9%	(10,9%)	(4,3%)
% margin	1,4%	23,1%	6,8%	26,8%	3,5%	18,7%	10,1%	28,1%				
Consolidation Adjustments and Other	0,81	3,10	5,93	0,30	0,23	(52,3)	4,47	(0,5)	—	105,9%	32,4%	154,5%
Education - Publishing	45,00	(11,5)	39,84	7,12	56,02	(2,73)	52,79	1,82	(19,7%)	—	(24,5%)	—
% margin	22,5%	(7,6%)	18,7%	4,1%	29,1%	(1,9%)	21,4%	1,2%				
Spain&Portugal	(20,62)	15,23	26,33	(18,23)	(20,05)	10,32	46,02	(24,52)	(2,9%)	47,6%	(42,8%)	25,7%
% margin	(377,1%)	27,4%	26,9%	226,4%	(274,3%)	21,7%	39,5%	269,0%				
Latam&USA	65,62	(26,70)	13,50	25,35	76,06	(13,05)	6,77	26,34	(13,7%)	(104,6%)	99,6%	(3,7%)
% margin	33,7%	(28,3%)	11,1%	13,8%	41,1%	(13,7%)	5,2%	16,4%				—
Radio	(2,3)	11,99	4,31	16,12	7,79	13,26	5,55	(3,2)	(129,9%)	(9,6%)	(22,3%)	—
% margin	(3,4%)	14,0%	5,4%	15,0%	9,9%	14,6%	7,1%	(3,4%)				
Radio in Spain	(6,42)	0,84	(7,10)	4,99	4,14	4,69	(5,25)	(5,69)	—	(82,1%)	(35,1%)	184,7%
% margin	(17,4%)	1,9%	(18,9%)	6,8%	8,5%	9,0%	(14,2%)	(12,1%)				
International Radio	4,34	10,32	11,39	11,63	4,27	8,47	10,74	8,75	1,8%	21,9%	6,0%	32,8%
% margin	14,3%	27,3%	28,2%	27,1%	14,2%	23,4%	27,3%	20,6%				
Music	(0,26)	0,83	0,02	(0,43)	(0,61)	0,11	0,05	(6,04)	58,1%	—	(66,0%)	92,9%
% margin	(6,8%)	19,7%	0,5%	(3,9%)	(34,2%)	2,6%	1,5%	(103,9%)				
Press	(1,2)	2,38	(2,6)	1,27	1,76	4,34	(5,8)	(52,9)	(168,9%)	(45,3%)	55,4%	102,4%
% margin	(1,8%)	3,4%	(4,1%)	1,5%	2,0%	5,2%	(8,3%)	(70,4%)				
El País	(1,27)	1,22	(3,44)	1,48	(0,07)	0,89	(6,25)	(49,11)	—	37,6%	45,0%	103,0%
% margin	(2,8%)	2,5%	(7,9%)	2,8%	(0,1%)	1,7%	(13,9%)	(101,8%)				
AS	1,28	1,31	2,51	2,92	2,38	3,39	2,18	0,17	(46,2%)	(61,3%)	14,8%	—
% margin	9,0%	9,4%	16,5%	17,1%	14,6%	19,1%	13,4%	1,1%				
Cinco Días	(0,02)	0,14	(0,63)	0,54	0,10	0,11	(0,94)	(2,12)	(118,9%)	29,9%	33,8%	125,6%
% margin	(0,6%)	4,2%	(23,1%)	14,3%	2,7%	2,9%	(40,6%)	(68,7%)				
Magazines	(1,12)	(0,09)	(0,86)	(0,46)	(0,81)	(0,30)	(0,76)	(1,10)	(37,8%)	68,1%	(13,1%)	58,2%
% margin	(23,8%)	(1,9%)	(30,4%)	(8,5%)	(14,7%)	(4,9%)	(14,9%)	(17,1%)				
Printing**	(0,03)	(0,09)	(0,07)	(3,15)	—	—	—	—	—	—	—	—
% margin	(1,1%)	(3,3%)	(2,8%)	(117,2%)	—	—	—	—				
Distribution***	—	—	—	—	0,04	0,18	(0,07)	(0,23)	—	—	—	—
% margin	—	—	—	—	0,8%	4,2%	(1,8%)	(6,6%)				
Other & Consolidation Adjustments	(0,06)	(0,11)	(0,12)	(0,06)	0,13	0,08	(0,00)	(0,52)	(142,0%)	—	—	88,4%
Others	-11,56	(217,49)	(4,93)	(651,54)	(14,53)	(11,48)	(10,03)	(282,91)	20,4%	—	50,8%	(130,3%)
Prisa Brand Solutions	0,24	(0,11)	0,72	(0,72)	(0,66)	(0,39)	1,39	(0,49)	136,1%	71,9%	(48,0%)	(47,8%)
% margin	4,8%	(2,2%)	13,9%	(16,3%)	(10,1%)	(6,0%)	21,6%	(7,7%)				
Printing**	—	—	—	—	—	(2,02)	(1,27)	(11,19)	—	—	—	—
% margin	—	—	—	—	—	(14,7%)	(45,1%)	(528,9%)				
Others****	(11,80)	(217,38)	(5,65)	(650,82)	(13,87)	(9,07)	(10,15)	(271,24)	14,9%	—	44,3%	(139,9%)
TOTAL	22,67	(214,94)	20,20	(629,01)	55,20	(6,64)	107,44	(330,80)	(58,9%)	—	(81,2%)	(90,1%)
% margin	3,3%	(33,1%)	3,0%	-88,0%	6,5%	(1,1%)	14,9%	-49,9%				

* Following the merger of Prisa TV and Prisa, Canal+ includes only the pay TV business whilst the rest of related activities are included in Consolidation Adjustments and Other.
** The printing business is being fully integrated since April, 2012. Since January 2013, it is consolidated in the Press division
*** Distribution is categorized as Discontinued Operations in the Press division since January 2013. In September 2013 the division was sold

**** Others include mainly the activities from Head Quarters.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) During 2013, as a result of the partial implementation of **the monetary capital increase**, PRISA increased its capital with 16,669 shares of class A common stock, corresponding to the twenty fifth to thirty-sixth PRISA warrant exercise periods (exercise of 16,669 warrants at a price of 2 euros per share).

   Also during 2013, **conversion rights** were exercised to convert a total of 28,267,353 class B shares into an equal number of Class A shares.

   Finally, during 2013, 61,320,904 ordinary A shares were issued, corresponding to the payment of the minimum dividend accrued until the moment in which the B shares were converted.

2) On May 7th 2013, PRISA announced its plan for Prisa Televisión S.A.U. to be absorbed by PRISA (only shareholder), for its approval in the General Shareholder Meeting of 2013. The approval took place on June 22nd and will be effective on August 1st 2013.

3) On February 21st 2014, PRISA granted a public deed formalizing that capital increase corresponding to the 2013 Warrants exercised by certain Institutional Investors during January. The total number of Warrants that have been exercised is 176,839,103, which have given place to the subscription of 176,839,103 new Class A common shares.

   PRISA share capital upon this capital increase amounts to € 122,949,967.40 represented by:
   (a) 917,498,618 Class A common shares, of € 0.10 par value each
   (b) 312,001,056 Class B convertible and non-voting shares, of € 0.10 par value each.

4) On February 25th 2014, and following the issue of new shares announced on February 21st, the stake of the controlling shareholder group of Prisa in the share capital of the Company has been reduced below 30%.
   As a result of this, the right awarded by the shareholders agreement of Distribuidora de Televisión Digital, S.A. ("DTS", the company holding Prisa´s pay TV business) to Telefónica and Mediaset España to acquire the stake held by Prisa in DTS will be exercisable for a period of fifteen calendar days following the 25th of February (when the Company has notified this fact to the Board of Directors of DTS and to the aforementioned entities)

Appendix IX. GROUP STRUCTURE

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education-Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
• Prisa TV	• Education	• Radio in Spain	• El País
• Media Capital[(2)]	• General Publishing	• International Radio	• As
		• Gran Vía Musical	• Cinco Días
			• Magazines [(3)(4)]
			• Dédalo [(1)]

Since 2013, the **Distribution** business is classified as Discontinued Operations in the Press divisions, whilst in 2012 it was included in the Press Division through Global Consolidation. In September 2013, the Distribution division was sold.

(1): Additionally, the Printing division, **Dédalo**, since April 1st 2012 was integrated through Global consolidation at Group Level (compared to equity consolidation before April 2012). Since the beginning of 2013 it is integrated in the Press Division

(2): **Media Capital** is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

(3): **Magazines:** since June 1st 2013, Magazines in Portugal are no longer consolidated in the Group.

(4): **Meristation:** Since May 1st 2013, Meristation consolidates at Press unit (Magazines). To this date, consolidates in Digital.

Appendix X. Pro forma reconciliation between EBITDA and EBIT for 2013 and 2012.

EBITDA as presented here in is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros) — JANUARY-DECEMBER

GRUPO PRISA	2013	2012
Adjusted EBITDA	**296.186**	**427.002**
Depreciation and amortization charge	(188.238)	(187.998)
Variation in operating allowances	(46.413)	(100.196)
Impairment losses of assets	(15.518)	(12.580)
Impairment losses of goodwill	(741.407)	(301.282)
Profit from operations	**(695.390)**	**(175.054)**

AUDIOVISUAL	2013	2012
Adjusted EBITDA	**78.418**	**233.167**
Depreciation and amortization charge	(90.858)	(100.537)
Variation in operating allowances	(13.213)	(67.575)
Impairment losses of assets	(295)	168
Impairment losses of goodwill	0	0
Profit from operations	**(25.949)**	**65.223**

Prisa TV	2013	2012
Adjusted EBITDA	**0**	**191.337**
Depreciation and amortization charge	0	(89.041)
Variation in operating allowances	0	(66.967)
Impairment losses of assets	0	202
Impairment losses of goodwill	0	0
Profit from operations	**0**	**35.531**

Media Capital	2013	2012
Adjusted EBITDA	**39.073**	**41.831**
Depreciation and amortization charge	(9.396)	(11.496)
Variation in operating allowances	(238)	(608)
Impairment losses of assets	(36)	(34)
Impairment losses of goodwill	0	0
Profit from operations	**29.402**	**29.692**

Other	2013	2012
Adjusted EBITDA	**39.345**	**(1)**
Depreciation and amortization charge	(81.462)	0
Variation in operating allowances	(12.975)	0
Impairment losses of assets	(259)	0
Impairment losses of goodwill	0	0
Profit from operations	**(55.351)**	**0**

(Thousands of euros) — JANUARY-DECEMBER

EDUCATION	2013	2012
Adjusted EBITDA	**170.951**	**184.190**
Depreciation and amortization charge	(60.157)	(51.426)
Variation in operating allowances	(23.725)	(21.493)
Impairment losses of assets	(6.579)	(3.381)
Impairment losses of goodwill	0	0
Profit from operations	**80.490**	**107.890**

RADIO	2013	2012
Adjusted EBITDA	**54.770**	**54.319**
Depreciation and amortization charge	(12.908)	(13.856)
Variation in operating allowances	(5.791)	(5.023)
Impairment losses of assets	(3.481)	(4.120)
Impairment losses of goodwill	(2.500)	(7.893)
Profit from operations	**30.090**	**23.427**

Radio in Spain	2013	2012
Adjusted EBITDA	**3.279**	**14.037**
Depreciation and amortization charge	(8.148)	(6.245)
Variation in operating allowances	(2.820)	(1.508)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(7.689)**	**6.284**

International Radio	2013	2012
Adjusted EBITDA	**49.905**	**29.965**
Depreciation and amortization charge	(4.337)	(3.817)
Variation in operating allowances	(2.933)	(1.937)
Impairment losses of assets	(3.520)	(1)
Impairment losses of goodwill	(1.500)	0
Profit from operations	**37.615**	**24.210**

Other	2013	2012
Adjusted EBITDA	**1.586**	**10.317**
Depreciation and amortization charge	(423)	(3.794)
Variation in operating allowances	(38)	(1.578)
Impairment losses of assets	39	(4.119)
Impairment losses of goodwill	(1.000)	(7.893)
Profit from operations	**164**	**(7.067)**

(Thousands of euros)

	JANUARY-DECEMBER	
PRESS	**2013**	**2012**
Adjusted EBITDA	**17.043**	**(13.763)**
Depreciation and amortization charge	(10.276)	(10.216)
Variation in operating allowances	(3.496)	(6.133)
Impairment losses of assets	(3.442)	(22.535)
Impairment losses of goodwill	0	0
Profit from operations	**(172)**	**(52.647)**

El País	**2013**	**2012**
Adjusted EBITDA	**5.741**	**(21.797)**
Depreciation and amortization charge	(6.130)	(8.615)
Variation in operating allowances	(1.617)	(3.578)
Impairment losses of assets	(14)	(20.551)
Impairment losses of goodwill	0	0
Profit from operations	**(2.020)**	**(54.541)**

AS	**2013**	**2012**
Adjusted EBITDA	**9.391**	**11.829**
Depreciation and amortization charge	(450)	(698)
Variation in operating allowances	(901)	(1.399)
Impairment losses of assets	(17)	(1.609)
Impairment losses of goodwill	0	0
Profit from operations	**8.023**	**8.122**

Cinco Días	**2013**	**2012**
Adjusted EBITDA	**306**	**(1.789)**
Depreciation and amortization charge	(137)	(310)
Variation in operating allowances	(124)	(384)
Impairment losses of assets	(6)	(375)
Impairment losses of goodwill	0	0
Profit from operations	**38**	**(2.858)**

Distribution(*)	**2013**	**2012**
Adjusted EBITDA	**0**	**640**
Depreciation and amortization charge	0	(444)
Variation in operating allowances	0	(283)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**0**	**(87)**

Other	**2013**	**2012**
Adjusted EBITDA	**1.605**	**(2.646)**
Depreciation and amortization charge	(3.559)	(149)
Variation in operating allowances	(854)	(489)
Impairment losses of assets	(3.405)	0
Impairment losses of goodwill	0	0
Profit from operations	**(6.213)**	**(3.283)**

OTHER	**2013**	**2012**
Adjusted EBITDA	**(24.996)**	**(30.911)**
Depreciation and amortization charge	(14.039)	(11.963)
Variation in operating allowances	(188)	28
Impairment losses of assets	(1.721)	17.288
Impairment losses of goodwill	(738.907)	(293.389)
Profit from operations	**(779.848)**	**(318.947)**

(*) Distribution is sold in September 2013

Grupo Prisa

Explanatory notes to the 2013 financial statements

1. BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS FOR 2013

Consolidated financial statements

The Grupo Prisa financial statements for 2013 have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted by the European Union under Regulation (EC) 1606/2002 of the European Parliament and of the Council, taking into consideration all of the accounting principles and standards and of the mandatory valuation criteria that have a material effect, as well as the Spanish Code of Commerce (Código de Comercio), the mandatory standards and rules approved by the Spanish Institute of Accounting and Auditing (Instituto de Contabilidad y Auditoría de Cuentas — ICAC) and the rest of the applicable Spanish rules.

IFRSs are applied in preparing the Group's consolidated financial information. The financial statements of the individual companies composing the Group are prepared and presented in accordance with the accounting rules and standards of each country.

As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for all like transactions, events and items in 2013 and 2012.

In relation to optional early application of other International Financial Reporting Standards already issued but not yet in effect, the Group has not made any such optional application.

There is no accounting principle or policy of material effect on the consolidated financial statements that has not been applied.

Individual financial statements

Promotora de Informaciones, S.A., as parent company of the Group, presents its financial statements in accordance with the General Accounting Plan (Spanish GAAP) set out in Royal Decree 1514/07 of 16 November 2007.

Evolution of the financial structure of the Group

In 2013, the Group continued with its financial restructuring.

In December 2013, the Group signed an agreement to roll over its financial debt, thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile (*see Note 10)*.

The liquidity profile improved as a result of an additional credit line of EUR 353 million signed with certain institutional investors and a significant reduction in interest payments in cash.

The refinancing agreement includes a number of commitments to reduce the debt; to meet them the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other corporate transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

2. CHANGES IN ESTIMATES

During 2013 no material changes occurred in the estimates made at year-end 2012, except in the ones related to measuring goodwill and the probability of unfavorable court rulings about tax credits recognized occurring, as described under *"Goodwill"* in Note 3 and under *"Non- current provisions"* in Note 9, respectively.

3. INTANGIBLE ASSETS

GOODWILL

Shown below is the composition and movements in goodwill of the fully and proportionately consolidated Group companies during 2013 by business segments (in thousands of euros):

	Balance at 12/31/2012	Translation adjustment	Impairment	Changes in scope of consolidation	Balance at 12/31/2013
Radio	149,801	(9,768)	(2,500)	(122)	137,411
Education	93,838	(15,402)	-	-	78,436
Audiovisual	3,110,346	-	(844,584)	-	2,265,762
Other	5,732	20	-	(5,137)	615
Total	**3,359,717**	**(25,150)**	**(847,084)**	**(5,259)**	**2,482,224**

Translation adjustment

Changes in goodwill during 2013 in Editora Moderna, Ltda., Editora Objetiva, Ltda., Grupo Latino de Radiodifusión Chile, Ltda. and Sistema Radiópolis, S.A. de C.V. are due to exchange rate variations.

Impairment tests

At December 31, 2013, the Group tested goodwill with indications of impairment to determine whether it suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

In the audiovisual segment, regarding DTS, Distribuidora de Televisión Digital, S.A., the Group has estimated the recoverable value of this cash-generating unit for its value in use, calculated on the basis of the estimated future cash flows based on the business plans most recently elaborated by management.

In 2013 the operating indicators continued to be affected by the economic and consumer environment in Spain and the VAT increase in pay TV from 8% to 21%, which had a negative impact on subscriber numbers.

Consequently, in the first half of 2013, there was an impairment of EUR 208 million due to an extension of the period needed for absorbing the increase in the costs associated with the change in the football marketing model.

Additionally, in the second half of 2013, certain competitors changed their strategies in terms of content acquisition and aggressive commercialization as they are giving contents for free in combination with other services, which had a negative impact on the Group's pay TV business's operating indicators and, therefore, on the implementation of the envisaged targets. The management assumes that the effects of this new competitive position will go beyond the short term. Therefore, at December 2013, an additional

impairment of EUR 637 million was recognized in the income statement, amounting to a total of EUR 845 million in 2013.

As indicated in Note 14, it is reasonable to consider that on February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa was reduced below 30%. As a result of this, the right awarded by the shareholders agreement of DTS to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS will be exercisable for a period of fifteen calendar days following the date on which Prisa communicates this fact to the Board of Directors of DTS and the aforementioned entities. The accompanying financial statements do not contemplate the impact of this execution, which may involve, in case the right was exercised and the transaction was closed, the exit of Prisa from DTS´s share capital.

Sensitivity to changes in key assumptions-

Due to the impairment of goodwill recognized during 2013 in DTS, the carrying amount is quite similar to value in use.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition. Specially, a 5% decrease in ARPU in the next five years would generate an additional impairment of goodwill of approximately EUR 103 million. For a 5% decrease in subscriber numbers in the next five years, the additional impairment would total EUR 73 million. A 0.5% increase in the discount rate would lead to additional impairment of EUR 205 million.

Changes in scope of consolidation

Changes in scope of consolidation included in *"Others"* refer to the sale of the distribution business as a consequence of the disposal Redprensa, S.L.U. *(see Note 11).*

OTHER INTANGIBLE ASSETS

The additions recorded in the Group consolidated financial statements under *"Other intangible assets"* during 2013 amounted to EUR 107,064 thousand, mainly in respect of installation and connection of new subscribers (EUR 35,283 thousand), prototypes (EUR 41,813 thousand), computer software (EUR 22,252 thousand) and advances on copyrights (EUR 6,853 thousand).

Grupo Santillana de Ediciones, S.L. derecognized EUR 17,428 thousands of fully depreciated prototypes.

4. PROPERTY, PLANT AND EQUIPMENT

The additions recorded in the Group consolidated financial statements under "Property, plant and equipment" during 2013 totalled EUR 45,619 thousand, and mainly record:

- *"Digital set-top boxes and cards,"* in the amount of EUR 15,510 thousand, from investments made by DTS, Distribuidora de Televisión Digital, S.A. in iPlus and digital cards.

- *"Plant and machinery,"* in the amount of EUR 6,092 thousand, primarily from investments made by DTS, Distribuidora de Televisión Digital, S.A. in installations, machinery and technical equipment necessary to provide television services in its headquarters, and Group Media Capital, SGPS, S.A. for the acquisition of audiovisual equipment.

- *"Other items of property, plant and equipment,"* in the amount of EUR 21,581 thousand, from the investment by Santillana in digital developments and learning systems.

In 2013, the Group derecognized EUR 13,808 thousand corresponding to the fully amortized property, plant and equipment related to the printing plant in Lugo and EUR 26,116 thousand corresponding to the digital set-top boxes and cards that were not in an adequate condition to be used, as well as, the associated accumulated depreciation and impairment losses.

Additionally, impairment losses of EUR 2,971 thousand were recognized for the printing plant in Valencia.

5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

The changes in 2013 corresponded to:

- The impact of the sale of Redprensa, S.L.U., which changed the consolidation size of the distributors and reduced investments accounted for using the equity method by EUR 14,850 thousand *(see Note 11)*.

- The impairment of EUR 6,057 thousand of the investment of Prisa Noticias, S.L. in Le Monde Libre Société Comandite Simple.

- The share in the estimated results of Mediaset España Comunicación, S.A. (EUR 6,098 thousand).

The Group equity-accounts its investment in Mediaset España Comunicación, S.A. since it considers that the latter has a significant influence because of its representation on the Board of Directors.

The Group has estimated the recoverable value of its investment in Mediaset España Comunicación, S.A. at its fair value minus the costs of disposal, where the fair value is the average share price value in the fourth quarter based on which no impairment was made. Based on this criterion, the fair value of the investment at December 31, 2013, amounted to EUR 610.96 million (EUR 8.66 per share).

6. NON-CURRENT FINANCIAL ASSET

The variation in *"Loans and receivables"* mainly corresponded to account receivables arising from the sale of Redprensa, S.L.U. *(see Note 11)*. In addition, a provision of EUR 3,415 thousand on the credit of EUR 13,151 thousand granted to Le Monde Libre was recorded.

7. DEFERRED TAX ASSETS

The changes in 2013 corresponded primarily to:

- Unused tax credit recognized amounting to EUR 27,583 thousand.

- Recognition of tax loss carryforwards generated in 2013 amounting to EUR 19,421 thousand.

- Receivables arising from limitations on deductibility of financial expenses amounting to EUR 42,570 thousand.

The aforementioned additions were offset by a decline of EUR 191,661 thousand corresponding to the amount of unused tax credits for export activities, as described in Note 9.

8. EQUITY: CAPITAL AND SHARE PREMIUM

Both the share capital and the number of shares of each class, ordinary Class A shares and no voting Class B shares, have been amended in 2013, on the occasion of the following transactions:

i) Capital increases by issuing 16,669 Class A shares to attend the exercise of Prisa warrants (by virtue of the resolution passed at the Extraordinary Shareholders Meeting held on November 27, 2010, at an exercise price of 2 euros/share.

ii) Exercise of the conversion rights of the Class B shares into the same number of ordinary Class A shares, under the capital increase resolution adopted at the Extraordinary General Meeting of November 27, 2010, in which Class B shares were issued: in 2013 28,267,353 Class B non-voting shares have been converted into an equal number of Class A common shares.

iii) Capital increases by issuing ordinary Class A shares, for the payment of:

- The minimum annual dividend of Class B shares for the year 2012 which resulted in a capital increase in September 2013 through the issuance of 54,990,280 Class A common shares.

- The minimum dividend accrued up to the time of each voluntary conversion of Class B shares during 2013, which has resulted in the issuance of a total of 6,330,624 Class A common shares.

Lastly within the framework of the refinancing the Company's bank debt, the Extraordinary Shareholders Meeting of PRISA held on December 10, 2013, agreed and issuance of warrants (the "Prisa Warrants 2013" which give the right to subscribe for new Class A ordinary shares of the Company. Likewise at the same Meeting it was approved the Company's capital increase in the amount necessary for the rights under the "Prisa Warrants 2013" to be exercised, exclusively by way of the set-off of receivables, consequently, without pre-emption rights, delegating to the board of directors the power to execute the share issue agreed upon on one or more occasions as rights over the shares are exercised.

The 215,605,157 "The Prisa Warrants 2013" that has been subscribed by 16 institutional investors, and give them the right to subscribe the same initial number of Class A ordinary shares of the Company, and if applicable to subscribe an additional number of shares up to a total combined maximum (initial and additional) of 372,661,305 ordinary Class A shares, subject to implementation of each of the capital increases contemplated upon exercise of the Prisa Warrants referred to above, payment of the minimum dividend on the nonvoting Class B shares by delivery of ordinary Class A shares, eventual adjustment of the mandatory conversion ratio for nonvoting Class B shares, and conversion of the bonds mandatorily convertible into ordinary Class A shares issued in June of 2012.

As a result of this operation, EUR 127,566 thousand was recognized under *"Reserves"* in the consolidated balance sheet.

The share capital of Prisa at December 31, 2013, after the aforementioned capital increases and conversions of Class B shares into Class A shares, amounts EUR 105,266 thousands, represented by 740,659,416 Class A ordinary shares and 312,001,056 Class B non-voting shares, of EUR 0.1 par value each.

The amount of the issue premium reserve at 31 December 2013 is EUR 781,815 thousand (December 31, 2012: EUR 803,973 thousand).

A part of the issue premium reserve, funded upon the issue of Class B shares during 2010, in accordance with the issue resolutions for the shares and as provided in article 6.2. of the Articles of Association, is restricted except to cover future commitments deriving from this class of shares: payment of the annual minimum dividend of nonvoting Class B shares and payment of the par value of Class A common shares that are to be issued upon mandatory conversion if the conversion ratio is other than 1 to 1, as provided in the articles *(see Note 13)*. The restricted nature of this reserve will be maintained until all of the nonvoting Class B shares have been converted into Class A common shares and the minimum dividends associated with the Class B shares have been fully paid. The amount of the restricted issue premium at 31 December 2013 is EUR 186,283 thousand (December 31, 2012: EUR 277,108 thousand).

9. NON-CURRENT PROVISION

Long term provisions include provisions for taxes, related to the estimated amount of tax debts arising from the tax audit carried out at various Group companies, provisions for processes of regulation of employment and provisions for third-party liabilities, relate to the estimated amount required to meet possible claims and litigation brought against Group companies. Also, it includes the negative net value in companies accounted for using the equity method.

The changes in 2013 in "Non- current provisions" were as follows (in thousands of euros):

	Thousands of euros					
	Balance at 12/31/2012	Translation adjustment	Charge for the year	Amounts used /Disposals	Transfers	Balance at 12/31/2013
For taxes	201,831	(137)	61,110	(191,801)	(875)	70,128
For third-party liability and other	52,187	(1,210)	6,952	(16,543)	(16,294)	25,092
Total	**254,018**	**(1,347)**	**68,062**	**(208,344)**	**(17,169)**	**95,220**

The Group has adjusted practically all the deduction amount for the exporting activity generated and which had not been adjusted in the accounting books, maintaining a provision of EUR 46,103 thousand, for the deduction amount applied in previous years and derecognizing deferred tax assets amounting to EUR 191,661 thousand for the unused deduction amount, as described in Note 7.

In addition, regarding with the provision established in recent years to deal with the processes of regularization of employment, during 2013 the Group booked an additional provision for this item of EUR 5.8 million and used EUR 12.0 million as a result of indemnity payments and commercial paper issuances, and the provision amount for this item was EUR 14.5 million at December 31, 2013. The Group expects to use this provision in the next two years.

Additionally, in 2013 an additional amount of EUR 10 million was applied of the provision made for the restructuring of the printing and distribution business as a result of the sale of the distribution business *(see Note 11)*. After this operation, the provision has been totally used.

10. FINANCIAL LIABILITIES

The detail of "Non-current financial liabilities" and "Current financial liabilities" is as follows:

	Non-current financial liabilities	Current financial liabilities	Total
	12/31/2013	12/31/2013	12/31/2013
Bank borrowings	3,238,855	162,227	3,401,082
Other financial liabilities	106,809	46,181	152,990
Total	**3,345,664**	**208,408**	**3,554,072**

Bank borrowings

Bank borrowings as of December 2013 were as follows (in thousands of euros):

	Drawn-down amount maturing at short term	Drawn-down amount maturing at long term
Syndicated loan Prisa (Tranche 1)	-	353,261
Syndicated loan Prisa (Tranches 2 and 3)	-	2,924,732
Loans, credit facilities, leasing and others	162,923	142,187
Loan arrangement costs	(696)	(181,325)
Total	**162,227**	**3,238,855**

To determine the fair value of the financial debt, and in accordance with IFRS 13, we used the Euribor curve and the discount factor supplied by the bank and the actual credit risk arising from a report provided by an independent expert regarding the transactions made in the secondary debt market once the refinancing process is completed (level 2 variables, estimates based on other observable market methods). Therefore, the fair value of the Group's financial debt amounts to EUR 2,560,230 thousand at December 31, 2013.

Syndicated loan (Tranche 1)-

In December 2013, in the context of the financial debt rollover, Prisa signed a syndicated financing agreement with a group of 16 financial investors amounting to a maximum of EUR 353,261 thousand, which has been fully drawn down. This loan has a two-year maturity, with the option of a one-year extension in certain cases. This syndicated loan is tied to Euribor plus a spread negotiated with the lenders and has a fixed capitalizable cost (PIK).

The lenders have agreed that Tranche 1 will have a super senior range compared with the other refinanced debt, as explained in the next section.

Syndicated loan (Tranches 2 and 3)-

In December 2013, in the context of the financial debt rollover, Prisa agreed a novation of its syndicated loan, bridge loan and credit policies amounting to EUR 2,924,732 thousand. The debt novation is structured into two tranches with the following characteristics:

- EUR 646,739 thousand (Tranche 2) with a long-term maturity (5 years) and the cost tied to Euribor plus a spread negotiated with the lenders; and

- EUR 2,277,993 thousand (Tranche 3) with a long-term maturity (6 years) and the cost is a spread negotiated with the lenders plus a capitalizable fixed cost (PIK).

This novated financial debt amounting to EUR 2,924,732 thousand in December 2013 includes the following loans and financial policies which existed before the recent financial restructuring:

- The pending balance of the syndicated loan signed in June 2007 with 39 banks amounting to EUR 2,050,000 thousand, consisting of a long-term loan of EUR 1,675,000 thousand and a credit facility of EUR 375,000 thousand which, at December 31, 2012, totaled EUR 1,282,544 thousand.

- The pending balance of the bridge loan signed in December 2007 to cover the financial obligations arising from the takeover bid for all the share capital of Prisa Televisión, S.A.U. submitted to the CNMV which, at December 31, 2012, amounted to EUR 1,340,882 thousand.

- The bilateral credit policies used for financing the operating needs of the Prisa Group companies in Spain by centralizing the cash balances, amounting to EUR 182,000 thousand available at December 31, 2013 (of which EUR 37,000 thousand were bilateral credit policies from the merger between Prisa and Prisa TV).

- The pending balance (EUR 80,400 thousand) of the syndicated financing granted in accordance with the financing agreements dated February 8, 2008, to, among others, Dédalo Grupo Gráfico, S.L., Bidasoa Press, S.L., Norprensa, S.A. and Distribuciones Aliadas, S.A. as the borrowers.

- Other pending refinancing balances amounting to EUR 38,906 thousand corresponding mainly to the interest and commissions capitalized at the effective refinancing date.

The Company has analyzed the terms and conditions agreed within the refinancing framework and believes that there has been a substantial change, so it has canceled the original financial liability and recognized a new liability due to this refinancing. The expenses and commissions for the previous financial debt pending allocation to the income statement have been recognized in the *"Financial expenses"* account in the attached consolidated income statement.

The refinancing agreement includes a number of commitments to reduce Tranche 3 debt: EUR 900,000 thousand in the second year and an additional EUR 600,000 thousand in the third year. To meet the agreed redemptions, the agreement has several options such as selling non-core assets, buying back debt at a discount in the market, leveraging assets, transferring debt from Tranche 3 to 2 and carrying out other M&A transactions. The contract has automatic mechanisms that prevent an early termination under certain assumptions if such commitments are not met, thus providing stability to the Group's capital structure.

The financial agreements establish that the Prisa Group must comply with certain financial ratios which were met at December 31, 2013.

The guarantee structure for Tranches 1, 2 and 3 is as follows:

- Personal guarantees

  At December 31, 2013, the new syndicated loan and the novation of the other loans, i.e. Tranches 1, 2 and 3, are jointly and severally guaranteed by the companies of Grupo Bidasoa Press, S.L., Dédalo Grupo Gráfico, S.L., Diario El País, S.L., Distribuciones Aliadas, S.A., Grupo Empresarial de Medios Impresos, S.L. and Norprensa, S.A.

  Apart from this common guarantee for the debt's three tranches, Prisa Radio, S.L. and Vertix, SGPS, S.A. only guarantee the novation of the syndicated loan, bridge loan and credit policies (Tranches 2 and 3), with the following limits:

  - The guarantee granted by Prisa Radio, S.L. is limited to the maximum amount of the lower of the following:

    a) EUR 1,314,706 thousand; and

    b) 73.49% of its net equity at any given time; y

  - The guarantee granted by Vertix SGPS, S.A. is limited to the maximum amount of EUR 600,000 thousand.

- Secured guarantees

  Likewise, as a result of the new syndicated loan and the novation of the other loans, Prisa has arranged a new pledge on the shares it owns of Prisa Radio, S.L. (73.49%of share capital), DTS, Distribuidora de Televisión Digital, S.A. (56%of share capital), Grupo Santillana de Ediciones, S.L. (75% of share capital) and some of its stake in Mediaset España Comunicación, S.A. (14.29% of share capital).

  On January 10, 2014, Prisa also arranged a pledge on its stake in Audiovisual Sport, S.L. (80% of share capital).

  Prisa also arranged a secure guarantee on part of its stake in Grupo Media Capital SGPS, S.A. (84.69% of share capital), guaranteeing Tranches 2 and 3.

Lastly, Prisa also arranged a guarantee on certain buildings and credit rights in relation to the lenders of the financing to Dédalo Grupo Gráfico, S.L.

Other financial liabilities

"*Other non-current financial liabilities*" included the financial liability of EUR 104,064 thousand for the obligation to pay preferential dividends in an annual minimum amount of 25.8 million dollars to DLJSAP Publishing Cööperatief, U.A. for its 25% equity stake in Grupo Santillana de Ediciones, S.L.

"*Other current financial liabilities*" included:

- A financial liability of EUR 41,575 thousand arising from the potential obligation of the Company to deliver additional shares or cash as part of the mandatory conversion of the Class B shares. The liability has been reclassified in the accompanying condensed consolidated balance sheet to the short term as conversion is mandatory after 42 months from issuance.

- In February 2011, the Group recognized a financial liability for the cash inflow from the sale of 10% of Grupo Media Capital, SGPS, S.A., for EUR 23,742 thousand. The sale was not

produced for accounting purposes since Prisa has not transferred to the buyer the risks and rewards of ownership. This transaction has been reversed in February, 2013 and the financial liability has been reclassified to bank borrowings.

- The financial liability for the measurement of the present value of the guaranteed coupon to pay to bondholders at 1-month Euribor rate plus a spread of 4.15% (EUR 4,351 thousand). Within the refinancing context the Group has agreed to capitalize the interests to pay in July 2013 and July 2014 corresponding to financial institutions (EUR 29,657 thousand, classified in "*Current bank borrowings*") and maintained EUR 4,351 thousand corresponding to the coupon to be paid to Telefónica in July 2014 in "*Other current financial liabilities*"

11. CHANGES IN THE COMPOSITION OF THE GROUP

The changes in the composition of the Group are detailed in section 11 of Chapter IV of the Selected Financial Information.

Subsidiary companies

In June 2013, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Radiodifusão e Publicidade, Lda. (Rádio Sabugal), Rádio Manteigas Radiodifusão, Lda., Publicidade e Publicações,Lda. (Polimedia), Produções Radiofonicas de Coimbra, Lda. (PRC) and Penalva do Castelo FM Radiodifusão e Publicidade, Lda.

Also in June 2013, Radio Comercial, S.A. (Comercial) acquired a 75% de Rádio Concelho of Cantanhede, Lda. and Produções Audiovisuais, S.A. (Radio Cidade) acquired a 100% of Comunicaçao Social, Lda. (R 2000).

In July 2013, Prisa Brand Solutions, S.L.U. absorbed Prisa Innova, S.L.U. and Promotora de Informaciones, S.A. absorbed Prisa Televisión, S.A.U.

Also in September 2013, Prisa Noticias, S.L. sells stake in Redprensa, S.L.U., and therefore the group press distribution activity. As a result of this sale out of the scope of consolidation the following subsidiaries: Grupo Cronos Distribuidora Integral, S.L., Cronodís Logística Integral, S.L., Aldipren, S.L., Distritoledo, S.L. y Districuen, S.L.

In October 2013, Emissões de Radiodifusão, S.A. (Radio Regional de Lisboa) acquired a 100% of Produçoes e Publicidade, Lda. (Leirimedia).

In November 2013, Prisa Eventos, S.L. was incorporated. It is 100% owned by Prisa Noticias, S.L.

Also in November 2013, Cantabria de Medios, S.A. disolved, a company owned by Propulsora Montañesa, S.A.

In December 2013, Vía Atención Comunicación, S.L. was absorbed by DTS, Distribuidora de Televisión Digital, S.A.

Jointly controlled entities

In February 2013, Santillana Ediciones Generales, S.A. de C.V. exits the shareholder structure of Historia para Todos S.A. de C.V., in which previously participated with a 50% stake.

Associates

In September 2013, Promotora de Informaciones, S.A. sold 27.98% of its stake in the capital of V-me Media Inc, keeping a share of 3.9%, so this society ceases to be consolidated.

Also in September 2013, as a result of the sale of Redprensa, S.L.U., by Prisa Noticias, S.L. came out of the scope of consolidation all the associates companies in the distribution business unit.

The main impacts on the balance sheet at December 31, 2013 related to the sale of the distribution business are summarized as follows:

	Miles de euros
Non- current assets	20,060
Current financial assets and cash and cash equivalents	401
Other current assets	6,740
Curren and non-current liabilities	(10,180)
Provision used *(see nota 9)*	**(10,021)**
Carrying amount	**7,000**
Cash consideration	2,500
Other consideration	4,500
Total consideration	**7,000**

As a result of the sale of the distribution business, the provision created for this concept has been applied in an amount of EUR 10,021 thousand *(see Note 9)*. After this operation, the provision has been totally used.

Significant operations

In November 2013 Prisa Radio, S.L. has reached an agreement with one of its shareholders, for the acquisition by Prisa Radio, S.L. of the shares of 3i Group plc in treasury stock. As consequence of this operation, the percentage by which to December 31, 2013 the participation of Radio business has been integrated in the consolidated financial statements of the Group has increased since the 73.5% to the 80.0%. In addition, there has been a liability for the amount pending payment derived from this agreement amounting to EUR 41,769 thousand, which is registered in *"Other non-current liabilities"* (EUR 37,413 thousand) and *"Other current liabilities"* (EUR 4,356 thousand) of the accompanying consolidated balance sheet.

12. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

The remuneration earned by directors and executives is detailed in section 17 of chapter IV of the Selected Financial Information.

Headings 2320 and 2325: The aggregate remuneration of the Prisa Directors and of the Executives records the expenses accrued by Promotora de Informaciones, S.A. (PRISA) as well as by other companies of the Group, stating the following:

i) During 2013 an expense of EUR 853 thousand corresponding to the accrual of the remuneration already delivered to the current executive chairman of the Group in 2011 was registered. As explained in Note 11 of the interim financial information for the second half of 2011, 660,728 shares have also been delivered to him, amounting to EUR 2,560 thousand, at a reference price of 2.17 euros per share for his commitment to continue at the Company for a period of three years, according to the contract signed with Prisa in October

2010 as part of the restructuring and corporate recapitalization. Out of this total amount, EUR 853 thousand were registered in the accompanying consolidated income statement as a personal expense, equivalent to 220,242 shares. In 2012 and 2013 an expense of EUR 853 thousand was recognized in this connection, equivalent to 220,242 shares.

ii) In 2013, Juan Luis Cebrián Echarri received an advance payment of EUR 50,000, without interest, payable in 2014, charged to the variable remuneration of 2013.

iii) The remuneration of the Directors is that accrued by members of senior management of Grupo Prisa to December 31, 2013, understood as such members of the senior managment are members of the Management and Business Committee who are not directors as well as the Internal Audit Manager of Promotora de Informaciones, S.A. They are, particularly, the following managers: Mr Javier Lázaro, Mr Fernando Martinez Albacete, Mr Miguel Angel Cayuela Sebastián, Mr Antonio García-Mon Marañes, Mr Pedro García Guillén, Mr Andrés Cardó Soria, Mrs Bárbara Manrique de Lara, Mr José Luis Sainz, Mr Oscar Gómez and Mrs Virginia Fernandez Iribarnegaray.

The total remuneration for the senior executives includes that for Kamal M. Bherwani, until his departure as the General Manager for the Digital Area, and that for Iñigo Dago Elorza, who resigned as General Secretary in February 2013.

13. RELATED PARTY TRANSACTIONS

Related party transactions are disclosed in detail in section 18 of chapter IV of the Selected Financial Information.

All the transactions with related parties were carried out on an arm's length basis.

Transactions with directors and executives

Heading 2344: Aggregate amount of **EUR 2,717 thousand**, included the following services rendered directly or indirectly by Prisa directors to companies of Grupo Prisa:

i) Director Mr. Gregorio Marañón y Bertrán de Lis : legal advice services in the amount of EUR 90 thousand rendered to Prisa Televisión, S.A.U. (merged into Promotora de Informaciones, S.A., Prisa) and to Prisa.

ii) Mr Matías Cortés Domínguez (who resigned as Director in April, 2013): legal counsel services in a series of proceedings in several jurisdictions (administrative, civil, commercial and arbitral) and legal advice in various matters, rendered by Cortés Abogados, thorough Tescor Profesionales Asociados, S.L.P, to Prisa Televisión, S.A.U. (merged into Prisa), Audiovisual Sport, S.L. and DTS, Distribuidora de Televisión Digital, S.A. amounting to EUR 101 thousand, EUR 505 thousand and EUR 2,021 thousand respectively.

Heading 2348: The aggregate amount of **EUR 12,426 thousands** included the remuneration received by directors and executives, as detailed in chapter IV, heading 17.

Transactions between Group employees, companies or entities

Heading 2344: Given below is the breakdown of the aggregate amount of **EUR 15,837 thousand**:

i. Purchases of rights and advertising by several companies in which Prisa has holdings, to Mediaset España Comunicacion, S.A. and its participated companies for **EUR 1,114 thousand**.

ii. Distribution, transport and logistics services rendered by companies within the distribution business to the Print Media of Prisa Group for **EUR 9,884 thousand**, until September 2013, when the activity was sold, as mentioned in Note 11.

iii. Purchases of magazines by Ediciones El Pais, S.L. to Ediciones Conelpa, S.L. amounting to **EUR 2,338 thousand**.

Heading 2348: The aggregate amount of **EUR 1,515 thousand** includes costs related to the participation in the incomes of the company Real Madrid Gestión de Derechos, S.L. in which Prisa holds an interest, for sponsorship and merchandising of club Real Madrid.

Heading 2354: The aggregate amount of **EUR 4,021 thousand** included dividends received by Sociedad Española de Radiodifusión, S.L. for its shareholdings in Sistema Radiópolis, S.A. de C.V.

Heading 2356: Given below is the breakdown of the aggregate amount of **EUR 90,512 thousand**:

i. Incomes received by several companies in which Prisa has holdings, for technical and administrative services rendered to both Mediaset Comunicaciones España, S.A. and its participated companies, as well as for sale of advertising space and rights to these companies for **EUR 25,271 thousand**.

ii. Incomes received by print medias of Prisa Group for purchase of copies and add-ons by companies within the distribution business for **EUR 64,508 thousand** until September 2013, when the activity was sold, as

Heading 2359: The aggregate amount of **EUR 5,421 thousand** euros includes the share in the revenues of the investee company Real Madrid Gestión de Derechos, S.L. for sponsorship and merchandising of Club Real Madrid.

Heading 2372: Given below is the breakdown of the aggregate amount of **EUR 21,752 thousand**:

i. Loans of **EUR 2,388 thousand**, granted by companies of Grupo PRISA, to Plural Jempsa, S.A.

ii. Loans of **EUR 2,178 thousand**, granted by Ediciones El País, S.L., to its investee company Ediciones Conelpa, S.L.

iii. Loans of EUR **4,437 thousand** granted by Sociedad Española de Radiodifusión, S.L. to its investee companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

iv. Loans of **EUR 9,735 thousand** granted by Prisa Noticias, S.L. to Le Monde Libre Societé Comandité Simple.

Heading 2351: The aggregate amount of **EUR 113 thousand** included interest accrued in 2013 on the financing referred to in heading 2372 above.

<u>Transactions with other related parties</u>

Heading 2381: Prisa furnishes a joint and several guarantee to Le Monde Libre in the amount of **EUR 6,459 thousand** covering part of the obligations that it acquired vis–a-vis the holders of the bonds redeemable into shares that were issued by Le Monde, S.A. at that moment.

14. EVENTS AFTER THE BALANCE SHEET DATE

It is reasonable to consider that on February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa was reduced below 30%. In case this was confirmed, the right awarded by the shareholders agreement of DTS to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS will be exercisable for a period of fifteen calendar days following the date on which Prisa notifies this fact to the Board of Directors of DTS and the aforementioned entities. The regulation of this right of acquisition includes a mechanism and procedure of valuation of the DTS´s shares owned by Prisa.

Since there is no certainty about the eventual exercise of the aforementioned right, the accompanying financial statements do not contemplate the impact of this execution, which may involve, in case the right was exercised and the transaction was closed, exit of Prisa from DTS´s share capital.

ANNEX I

GENERAL

2st	HALF-YEARLY FINANCIAL REPORT FOR YEAR	2013

CLOSING DATE OF PERIOD: 12/31/2013

I. IDENTIFICATION DATA

Registered Company name: PROMOTORA DE INFORMACIONES, S.A.

Registered address:	Tax ID no. (CIF)
GRAN VÍA, 32 - 6ª planta	A28297059

II. SUPPLEMENTARY INFORMATION TO PREVIOUSLY RELEASED PERIODIC INFORMATION

Explanation of the main modifications with respect to the previously released periodic information:

(complete only in the situations indicated in section B) of the instructions)

III. DECLARATION/(S) BY THE PERSONS RESONSIBLE FOR THE INFORMATION

Hasta donde alcanza nuestro conocimiento, las cuentas anuales resumidas que se presentan, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen las imagen fiel del patrimonio, de la situación financiera y de los resultados del emisor, o de las empresas comprendidas en la consolidación tomadas en su conjunto, y el informe de gestión intermedio incluye un análisis fiel de la información exigida.

Observations on the above statement/(s):

Person/(s) assuming responsibility for this information:

Pursuant to the authority delegated by the Board of Directors, the Board secretary certifies that the half-yearly financial report has been signed by the directors

Individual/Corporate name	Office
MR. JUAN LUIS CEBRIÁN ECHARRI	CHAIRMAN
MR. MANUEL POLANCO MORENO	VICEPRESIDENT
MR.FERNANDO ABRIL-MARTORELL HERNÁNDEZ	CHIEF EXECUTIVE OFFICER
MR. JOSE LUIS LEAL MALDONADO	DIRECTOR
MR. BORJA PÉREZ ARAUNA	DIRECTOR
MR. NICOLAS BERGGRUEN	DIRECTOR
MS. AGNÉS NOGUERA BOREL	DIRECTOR
MS. ARIANNA HUFFINGTON	DIRECTOR
MR. GREGORIO MARAÑÓN Y BERTRÁN DE LIS	DIRECTOR
MR. ALAIN MINC	DIRECTOR
MR. JUAN ARENA DE LA MORA	DIRECTOR
MR. ERNESTO ZEDILLO PONCE DE LEÓN	DIRECTOR
MR. EMMANUEL ROMÁN	DIRECTOR
MR. CLAUDIO BODA	DIRECTOR
MR.ROBERTO LÁZARO ALCÁNTARA ROJAS	DIRECTOR
MR.D. JOHN PATON	DIRECTOR

Date this half-yearly financial report is signed by the competet governing body: 24/02/2014

IV. SELECTED FINANCIAL INFORMATION

1. INDIVIDUAL BALANCE SHEET (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

ASSETS		PRESENT PER. 31/12/2013	PREVIOUS PER. 12/31/2012
A) NON-CURRENT ASSETS	0040	4,375,601	5,054,452
1. Intangible assets:	0030	3,057	6,394
a) Goodwill	0031		
b) Other intangible assets	0032	3,057	6,394
2. Property, plant and equipment	0033	884	1,764
3. Investment properties	0034		
4. Long-term investmenst in group companies and associates	0035	3,961,503	4,544,611
5. Long-term financial investments	0036	13	7,823
6. Deferred tax assets	0037	410,144	493,860
7. Other non-current assets	0038		
B) CURRENT ASSETS	0085	558,391	285,360
1. Non-current assets held for sale	0050		
2. Inventories	0055		
3. Trade and other receivables:	0060	38,428	48,874
a) Trade receivables for sales and services	0061	29,434	42,071
b) Other receivables	0062	859	-254
c) Current tax assets	0063	8,135	7,057
4. Short-term investments in group companies and associates	0064	320,920	217,902
5. Short-term financial investments	0070	120,000	
6. Current accrual accounts	0071	3,822	4,343
7. Cash and cash equivalents	0072	75,221	14,241
TOTAL ASSETS (A+B)	0100	4,933,992	5,339,812

EQUITY AND LIABILITIES		PRESENT PER. 31/12/2013	PREVIOUS PER. 12/31/2012
A) EQUITY (A.1+ A.2+ A.3)	0195	**209,865**	**780,016**
A.1) CAPITAL AND RESERVES	0180	**209,865**	**780,016**
1. Share Capital:	0171	105,266	99,132
a) Authorized capital	0161	105,266	99,132
b) Less: Uncalled capital	0162		
2. Share premium	0172	781,815	803,973
3. Reserves	0173	77,976	163,296
4. Less: Treasury stock	0174	(518)	(727)
5. Profit/loss brought forward	0178	(685,793)	
6. Other shareholder contributions	0179		
7. Net income for the year	0175	(596,576)	(685,793)
8. Less: Interim dividend	0176		
9. Other equity instruments	0177	527,695	400,135
A.2) VALUATION ADJUSTMENTS	0188	**0**	**0**
1. Available for sale financial assets	0181		
2. Hedging transactions	0182		
3. Other	0183		
A.3) GRANTS, DONATIONS AND GIFTS RECEIVED	0194		
B) NON-CURRENT LIABILITIES	0120	**3,515,629**	**3,289,377**
1. Long-term provisions	0115	351,460	466,445
2. Long-term debts	0116	3,105,271	2,755,004
a) Bank borrowings and bonds and other negotiable securities	0131	3,103,442	2,707,661
b) Other non-current financial liabilities	0132	1,829	47,343
3. Long-term payable to group and associates companies	0117	58,898	67,119
4. Deferred tax liabilities	0118		809
5. Other non-current liabilities	0135		
6. Long- term acrual accounts	0119		
B) CURRENT LIABILITIES	0130	**1,208,498**	**1,270,419**
1. Non-current liabilities held for sale	0121		
2. Short-term provisions	0122		
2. Short-term payables	0123	84,855	26,190
a) Bank borrowings and bonds and other negotiable securities	0133	31,523	285
b) Other financial liabilities	0134	53,332	25,905
4. Current payables to group and associates companies	0129	1,088,961	1,182,321
5. Trade and other payables	0124	34,682	61,899
a) Suppliers	0125	283	2,191
b) Other accounts payable	0126	21,882	45,053
c) Current tax liabilities	0127	12,517	14,655
6. Other current liabilities	0136		
7. Current accrual accounts	0128		9
TOTAL EQUITY AND LIABILITIES (A+B+C)	0200	**4,933,992**	**5,339,812**

IV. SELECTED FINANCIAL INFORMATION
2. INDIVIDUAL INCOME STATEMENT
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PREVIOUS CURR. PERIOD (2nd HALF)		CURRENT CUMULATIVE 12/31/2013		PREVIOUS CUMULATIVE 12/31/2012	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	0205	76,325	100.00%	105,731	100.00%	104,185	100.00%	215,071	100.00%
(+/-)	Variation in inventories of finished products and products in process	0206		0.00%		0.00%		0.00%		0.00%
(+)	Own work capitalized	0207		0.00%		0.00%		0.00%		0.00%
(-)	Suppliers	0208		0.00%		0.00%		0.00%		0.00%
(+)	Other operating revenues	0209	12	0.02%	5	0.00%	23	0.02%	18	0.01%
(-)	Staff costs	0217	(6,642)	(8.70%)	(6,131)	(5.80%)	(16,179)	(15.53%)	(16,667)	(7.75%)
(-)	Other operating expenses	0210	(11,148)	(14.61%)	(17,337)	(16.40%)	(18,443)	(17.70%)	(39,390)	(18.31%)
(-)	Depreciation and amortization charge	0211	(4,742)	(6.21%)	(1,570)	(1.48%)	(6,188)	(5.94%)	(3,118)	(1.45%)
(+)	Allocation of grants for non-financial assets and others	0212		0.00%		0.00%		0.00%		0.00%
(+)	Overprovision	0213		0.00%		0.00%		0.00%		0.00%
(+/-)	Impairment and results on fixed asset disposals	0214	2,596	3.40%		0.00%	2,596	2.49%	0	0.00%
(+/-)	Other income	0215		0.00%		0.00%		0.00%		0.00%
=	**PROFIT FROM OPERATIONS**	0245	**56,401**	73.90%	**80,698**	76.32%	**65,994**	63.34%	**155,914**	72.49%
(+)	Finance income	0250	5,555	7.28%	6,449	6.10%	9,872	9.48%	10,256	4.77%
(-)	Finance costs	0251	(90,861)	(119.04%)	(58,554)	(55.38%)	(156,409)	(150.13%)	(138,440)	(64.37%)
(+/-)	Change in value of financial instruments	0252	(322)	(0.42%)	2,824	2.67%	2,234	2.14%	556	0.26%
(+/-)	Exchange differences (net)	0254	(155)	(0.20%)	1	0.00%	238	0.23%	2	0.00%
(+/-)	Impairment and results on disposals of financial instrument	0255	(410,249)	(537.50%)	(634,713)	(600.31%)	(542,697)	(520.90%)	(746,142)	(346.93%)
=	**NET FINANCIAL INCOME**	0256	**(496,032)**	(649.89%)	**(683,993)**	(646.92%)	**(686,762)**	(659.18%)	**(873,768)**	(406.27%)
=	**PROFIT (LOSS) BEFORE TAX**	0265	**(439,631)**	(576.00%)	**(603,295)**	(570.59%)	**(620,768)**	(595.83%)	**(717,854)**	(333.78%)
(+/-)	Income tax	0270	13,675	17.92%	11,020	10.42%	24,192	23.22%	32,061	14.91%
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	0280	**(425,956)**	(558.08%)	**(592,275)**	(560.17%)	**(596,576)**	(572.61%)	**(685,793)**	(318.87%)
(+/-)	Net income for the year from discontinued operations net of tax	0285		0.00%		0.00%		0.00%		0.00%
=	**PROFIT (LOSS) FOR THE YEAR**	0300	**(425,956)**	(558.08%)	**(592,275)**	(560.17%)	**(596,576)**	(572.61%)	**(685,793)**	(318.87%)

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
Basic	0290	(0.42)	(0.62)	(0.59)	(0.73)
Diluted	0295	(0.42)	(0.62)	(0.59)	(0.73)

IV. SELECTED FINANCIAL INFORMATION
3. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY
INDIVIDUAL STATEMENT OF RECOGNISED INCOME AND EXPENSE (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

		PRESENT PERIOD 12/31/2013	PREVIOUS PERIOD 12/31/2012
A) PROFIT (LOSS) FOR THE YEAR (from the income statement)	0305	(596,576)	(685,793)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	0310		
1. From measurement of financial instruments:	0320		
a) Financial assets held for sale	0321		
a) Other revenues/(expenses)	0323		
2. From cash flow hedges	0330		
3. Grants, donations and gifts received	0340		
4. From actuarial gains and losses and other adjustments	0344		
5. Other income and expense recognised directly in equity	0343		
6. Tax effect	0345		
C) TRANSFERS TO INCOME STATEMENT:	0350		
1. From measurement of financial instruments:	0355		
a) Financial assets held for sale	0356		
a) Other revenues/(expenses)	0358		
2. From cash flow hedges	0360		
3. Grants, donations and gifts received	0366		
5. Other income and expense recognised directly in equity	0365		
6. Tax effect	0370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	0400	(596,576)	(685,793)

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (1/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY (PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

PRESENT PERIOD		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments	Adjustments for changes in value	Grants, donations and gifts received	Total Equity
Opening balance at 01/01/2013	3010	99,132	967,269	(727)	(685,793)	400,135	0	0	780,016
Adjustment for changes in accounting policy	3011								0
Adjustment for errors	3012								0
Adjusted opening balance	3015	99,132	967,269	(727)	(685,793)	400,135			780,016
Total recognised income/ (expense)	3020				(596,576)				(596,576)
Transactions with shareholders or owners	3025	6,134	(106,508)	209	0	(6)	0	0	(100,171)
Capital increases/ (reductions)	3026	6,134	54,353						60,487
2. Conversion of financial liabiities into equity	3027		(76,511)			(6)			(76,517)
3. Distribution of dividends	3028								0
4. Trading with own shares (net)	3029		1,289	209					1,498
5. Increases/ (reductions) for business combinations	3030		(85,639)						(85,639)
6. Other transactions with shareholders or owners	3032								0
III. Other changes in equity	3035	0	(686,763)	0	685,793	127,566	0	0	126,596
1. Share based payments	3036								0
2. Transfers between equity accounts	3037		(685,793)		685,793				0
3. Other variations	3038		(970)			127,566			126,596
Closing balance at 12/31/2013	3040	105,266	173,998	(518)	(596,576)	527,695	0	0	209,865

IV. SELECTED FINANCIAL INFORMATION
4. INDIVIDUAL STATEMENT OF CHANGES IN EQUITY (2/2)
INDIVIDUAL STATEMENT OF TOTAL CHANGES IN EQUITY
(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARDS)

Units: Thousands of euros

PREVIOUS PERIOD		Equity					Adjustments for changes in value	Grants, donations and gifts received	Total Equity
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for the year	Other equity instruments			
Opening balance at 01/01/2012 (comparative period)	3050	84,786	1,220,345	(2,505)	(616,903)	(181)			685,542
Adjustment for changes in accounting policy	3051								0
Adjustment for errors	3052								0
Adjusted opening balance (comparative period)	3055	84,786	1,220,345	(2,505)	(616,903)	(181)			685,542
Total recognised income/ (expense)	3060				(685,793)				(685,793)
Transactions with shareholders or owners	3065	14,346	365,587	1,778	0	0	0	0	381,711
Capital increases/ (reductions)	3066	14,346	201,239						215,585
2. Conversion of financial liabilities into equity	3067		164,855						164,855
3. Distribution of dividends	3068								0
4. Trading with own shares (net)	3069		(507)	1,778					1,271
5. Increases/ (reductions) for business combinations	3070								0
6. Other transactions with shareholders or owners	3072								0
III. Other changes in equity	3075	0	(618,663)	0	616,903	400,316	0	0	398,556
1. Share based payments	3076								0
2. Transfers between equity accounts	3077		(616,903)		616,903				0
3. Other variations	3078		(1,760)			400,316			398,556
Closing balance at 12/31/2012 (comparative period)	3080	99,132	967,269	(727)	(685,793)	400,135	0	0	780,016

IV. SELECTED FINANCIAL INFORMATION
5. INDIVIDUAL STATEMENT OF CASH FLOWS
2.(PREPARED USING THE PREVAILING NATIONAL ACCOUNTING STANDARS)

Units: Thousands of euros

			PRESENT PERIOD 12/31/2013	PREVIOUS PERIOD 12/31/2012
A)	CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)	0435	(233,205)	(68,320)
1.	Profit (loss) before tax	0405	(620,768)	(717,854)
2.	Adjustments to profit (loss):	0410	640,725	731,867
(+)	Depreciation and amortisation charge	0411	6,188	3,118
(+/-)	Other adjustments to income (nets)	0412	634,537	728,749
3.	Changes in working capital	0415	(115,491)	(157,378)
4.	Other cash flows from operating activities:	0420	(137,671)	75,045
(-)	Interest paid	0421	(61,779)	(90,754)
(+)	Dividends received	0422	76,384	177,080
(+)	Interest received	0423	10,418	7,258
(+/-)	Income tax recovered/(paid)	0430	(89,214)	(9,499)
(+/-)	Other sums received/(paid) from operating activities	0425	(73,480)	(9,040)
B)	CASH FLOWS FROM INVESTING ACTIVITIES (1+2)	0460	(128)	(610)
1.	Payments for investments:	0440	(2,047)	(1,617)
(-)	Group companies, associates and business units	0441		(2)
(-)	Property, plant and equipment, intangible assets and investment properties	0442	(2,043)	(1,583)
(-)	Other financial assets	0443	(4)	(32)
(-)	Other assets	0444		
2.	Proceeds from disposals:	0450	1,919	1,007
(+)	Group companies, associates and business units	0451		
(+)	Property, plant and equipment, intangible assets and investment properties	0452		
(+)	Other financial assets	0453	1,919	1,007
(+)	Other assets	0454		
C)	CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3)	0490	294,311	81,046
1.	Sums received /(paid) in respect of equity instruments:	0470	1,531	585,291
(+)	Issues	0471	33	584,020
(-)	Redemption	0472		
(-)	Acquisition	0473	(121)	(2,515)
(+)	Disposal	0474	1,619	3,786
(+)	Grants, donations and gifts received	0475		
2.	Sums received /(paid) for financial liability instruments:	0480	292,780	(499,873)
(+)	Issues	0481	292,780	
(-)	Repayment and redemption	0482		(499,873)
3.	Payments of dividends and remuneration on other equity instruments	0485		(4,372)
D)	EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES	0492		
E)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)	0495	60,978	12,116
F)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	0499	14,241	2,125
G)	CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)	0500	75,219	14,241

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2013	PREVIOUS PERIOD 12/31/2012
(+)	Cash and banks	0550	75,221	14,241
(+)	Other financial assets	0552		
(-)	*Less: Bank overdrafts repayable on demand*	0553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	0600	75,221	14,241

IV. SELECTED FINANCIAL INFORMATION
6. CONSOLIDATED BALANCE SHEET (IFRS ADOPTED)

Units: Thousands of euros

ASSETS		PRESENT PER. 12/31/2013	PREVIOUS PER. 12/31/2012
A) NON-CURRENT ASSETS	1040	4,929,071	6,003,095
1. Intangible assets:	1030	2,767,702	3,679,949
a) Goodwill	1031	2,482,224	3,359,717
b) Other intangible assets	1032	285,478	320,232
2. Property, plant and equipment	1033	262,091	296,419
3. Investment properties	1034	393	319
4. Investments accounted for using the equity method	1035	597,264	612,214
5. Non-current financial assets	1036	52,789	64,639
6. Deferred tax assets	1037	1,244,006	1,343,869
7. Other non-current assets	1038	4,826	5,686
B) CURRENT ASSETS	1085	1,774,861	1,658,918
1. Non-current assets held for sale	1050	61	3,271
2. Inventories	1055	240,252	270,309
3. Trade and other receivables:	1060	1,252,197	1,252,015
a) Trade receivables for sales and services	1061	908,803	907,470
b) Other receivables	1062	343,394	344,545
c) Current tax assets	1063		
4. Other current financial assets	1070	142,911	20,063
5. Other current assets	1075	7	0
6. Cash and cash equivalents	1072	139,433	113,260
TOTAL ASSETS (A + B)	1100	6,703,932	7,662,013

EQUITY AND LIABILITIES		PRESENT PER. 12/31/2013	PREVIOUS PER. 12/31/2012
A) EQUITY (A.1+ A.2+ A.3)	1195	1,569,326	2,611,627
A.1) CAPITAL AND RESERVES	1180	1,618,994	2,167,869
1. Share Capital	1171	105,266	99,132
a) Authorized capital	1161	105,266	99,132
b) Less: Uncalled capital	1162		
2. Share premium	1172	781,815	803,973
3. Reserves	1173	538,126	495,908
4. Less: Treasury stock	1174	(518)	(727)
5. Profit/loss brought forward	1178	843,010	1,024,616
6. Other shareholder contributions	1179		
7. Profit (loss) for year attributable to parent company	1175	(648,705)	(255,033)
8. Less: Interim dividend	1176		
9. Other equity instruments	1177		
A.2) VALUATION ADJUSTMENTS	1188	(12,451)	17,805
1. Available for sale financial assets	1181		
2. Hedging transactions	1182		
3. Translation differences	1184	(12,451)	17,805
4. Other	1183		
EQUITY ATTRIBUTABLE TO THE PARENT COMPANY (A.1+ A.2)	1189	1,606,543	2,185,674
A.3) MINORITY INTERESTS	1193	(37,217)	425,953
B) NON-CURRENT LIABILITIES	1120	3,524,740	3,331,781
1. Grants	1117	1,317	970
2. Non-current provisions	1115	95,220	254,018
3. Non-current financial liabilities:	1116	3,345,664	3,025,441
a) Bank borrowings and bonds and other negotiable securities	1131	3,238,855	2,866,786
b) Other non-current financial liabilities	1132	106,809	158,655
4. Deferred tax liabilities	1118	29,654	22,177
5. Other non-current liabilities	1135	52,885	29,175
C) CURRENT LIABILITIES	1130	1,609,866	1,718,605
1. 'Non-current liabilities held for sale	1121	0	0
2. Current provisions	1122	11,141	7,577
3. Current financial liabilities:	1123	208,408	248,758
a) Bank borrowings and bonds and other negotiable securities	1133	162,227	205,467
b) Other financial liabilities	1134	46,181	43,291
4. Trade and other payables:	1124	1,315,057	1,389,056
a) Suppliers	1125	1,092,923	1,151,739
b) Other accounts payable	1126	222,134	237,317
c) Current tax liabilities	1127		
5. Other current liabilities	1136	75,260	73,214
TOTAL EQUITY AND LIABILITIES (A + B + C)	1200	6,703,932	7,662,013

IV. SELECTED FINANCIAL INFORMATION
7. CONSOLIDATED INCOME STATEMENT (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT CURR. PERIOD (2nd HALF)		PREVIOUS CURR. PERIOD (2nd HALF)		CURRENT CUMULATIVE 12/31/2013		PREVIOUS CUMULATIVE 12/31/2012	
			Amount	%	Amount	%	Amount	%	Amount	%
(+)	Revenues	1205	1,364,589	100.00%	1,365,183	100.00%	2,680,280	100.00%	2,623,495	100.00%
(+/-)	Variation in inventories of finished products and products in process	1206	0	0.00%		0.00%		0.00%		0.00%
(+)	Own work capitalized	1207	915	0.07%	2,998	0.22%	1,522	0.06%	5,002	0.19%
(-)	Suppliers	1208	(571,485)	(41.88%)	(463,147)	(33.93%)	(1,130,008)	(42.16%)	(889,352)	(33.90%)
(+)	Other operating revenues	1209	27,405	2.01%	18,599	1.36%	39,596	1.48%	32,875	1.25%
(-)	Staff costs	1217	(272,043)	(19.94%)	(325,861)	(23.87%)	(539,633)	(20.13%)	(604,957)	(23.06%)
(-)	Other operating expenses	1210	(413,322)	(30.29%)	(712,461)	(52.19%)	(803,941)	(29.99%)	(843,172)	(32.14%)
(-)	Depreciation and amortization charge	1211	(94,521)	(6.93%)	(97,800)	(7.16%)	(188,238)	(7.02%)	(187,998)	(7.17%)
(+)	Allocation of grants for non-financial assets and others	1212	0	0.00%		0.00%		0.00%		0.00%
(+/-)	Impairment and results on fixed asset disposals	1214	(650,343)	(47.66%)	(10,908)	(0.80%)	(860,645)	(32.11%)	(310,947)	(11.85%)
(+/-)	Other income	1215		0.00%		0.00%		0.00%		0.00%
=	**PROFIT FROM OPERATIONS**	1245	**(608,805)**	(44.61%)	**(223,417)**	(16.37%)	**(801,067)**	(29.89%)	(175,054)	(6.67%)
(+)	Finance income	1250	2,311	0.17%	2,295	0.17%	4,708	0.18%	5,469	0.21%
(-)	Finance costs	1251	(114,436)	(8.39%)	(83,390)	(6.11%)	(195,773)	(7.30%)	(177,601)	(6.77%)
(+/-)	Change in value of financial instruments	1252	331	0.02%	519	0.04%	3,830	0.14%	(2,241)	(0.09%)
(+/-)	Exchange differences (net)	1254	3,614	0.26%	5,947	0.44%	1,630	0.06%	281	0.01%
(+/-)	Impairment and results on disposals of financial instrument	1255	0	0.00%		0.00%		0.00%		0.00%
=	**NET FINANCIAL INCOME**	1256	**(108,180)**	(7.93%)	**(74,629)**	(5.47%)	**(185,605)**	(6.92%)	**(174,092)**	(6.64%)
(+/-)	Profit (loss) from companies recorded by the equity method	1253	(6,407)	(0.47%)	(5,645)	(0.41%)	911	0.03%	(6,273)	(0.24%)
=	**PROFIT (LOSS) BEFORE TAX**	1265	**(723,392)**	(53.01%)	**(303,691)**	(22.25%)	**(985,761)**	(36.78%)	**(355,419)**	(13.55%)
(+/-)	Income tax	1270	-44,585	(3.27%)	7,471	0.55%	(43,495)	(1.62%)	20,436	0.78%
=	**PROFIT (LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS**	1280	**(767,977)**	(56.28%)	**(296,220)**	(21.70%)	**(1,029,256)**	(38.40%)	**(334,983)**	(12.77%)
(+/-)	Net income for the year from discontinued operations net of tax	1285	(73)	(0.01%)	(2,163)	(0.16%)	(95)	(0.00%)	(3,496)	(0.13%)
=	**CONSOLIDATED PROFIT (LOSS) FOR THE YEAR**	1288	**(768,050)**	(56.28%)	**(298,383)**	(21.86%)	**(1,029,351)**	(38.40%)	**(338,479)**	(12.90%)
	a) Profit (loss) for year attributable to parent company	1300	(476,912)	(34.95%)	(193,897)	(14.20%)	(648,705)	(24.20%)	(255,033)	(9.72%)
	Minority interests	1289	(291,138)	(21.34%)	(104,486)	(7.65%)	(380,646)	(14.20%)	(83,446)	(3.18%)

EARNINGS PER SHARE		Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)	Amount (X.XX euros)
Basic	1290	(0.47)	(0.20)	(0.64)	(0.27)
Diluted	1295	(0.47)	(0.20)	(0.64)	(0.27)

IV. SELECTED FINANCIAL INFORMATION

8. CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (IFRS ADOPTED)

Units: Thousands of euros

		PRESENT PERIOD 12/31/2013	PREVIOUS PERIOD 12/31/2012
A) CONSOLIDATED NET INCOME FOR THE YEAR (from income statement)	1305	(1,029,351)	(338,479)
B) INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:	1310	(63,876)	20,058
1. From revaluation/(reversal of revaluation) of tangible fixed assets and intangible assets	1311		
2. From measurement of financial instruments:	1320		
a) Financial assets held for sale	1321		
a) Other revenues/(expenses)	1323		
3. From cash flow hedges	1330		
4. Translation differences	1334	(63,876)	20,058
5. From actuarial gains and losses and other adjustments	1344		
6. Companies accounted for by the equity method	1342		
7. Other income and expense recognised directly in equity	1343		
8. Tax effect	1345		
C) TRANSFERS TO INCOME STATEMENT:	1350		
1. From measurement of financial instruments:	1355		
a) Financial assets held for sale	1356		
a) Other revenues/(expenses)	1358		
2. From cash flow hedges	1360		
3. Translation differences	1364		
4. Companies accounted for by the equity method	1368		
5. Other income and expense recognised directly in equity	1363		
6. Tax effect	1370		
TOTAL RECOGNISED INCOME/(EXPENSE) (A+ B+ C)	1400	(1,093,227)	(318,421)
a) Attributable to parent company	1398	(696,177)	(241,355)
b) Attributable to minority interests	1399	(397,050)	(77,066)

IV. SELECTED FINANCIAL INFORMATION

9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (1/2)

Units: Thousands of euros

PRESENT PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2013	3110	99,132	1,924,362	(727)	(255,033)	400,135	17,805	425,953	2,611,627
Adjustment for changes in accounting policy	3111								0
Adjustment for errors	3112								0
Adjusted opening balance	3115	99,132	1,924,362	(727)	(255,033)	400,135	17,805	425,953	2,611,627
Total recognised income/ (expense)	3120		(17,216)		(648,705)		(30,256)	(397,050)	(1,093,227)
Transactions with shareholders or owners	3125	6,134	(20,869)	209	0	(6)	0	(59,194)	(73,726)
1. Capital increases/ (reductions)	3126	6,134	54,353						60,487
2. Conversion of financial liabiities into equity	3127		(76,511)			(6)			(76,517)
3. Distribution of dividends	3128							(35,390)	(35,390)
4. Trading with own shares (net)	3129		1,289	209					1,498
5. Increases/ (reductions) for business combinations	3130							(23,804)	(23,804)
6. Other transactions with shareholders or owners	3132								0
III. Other changes in equity	3135	0	(251,021)	0	255,033	127,566	0	(6,926)	124,652
1. Share based payments	3136								0
2. Transfers between equity accounts	3137		(255,033)		255,033				0
3. Other variations	3138		4,012			127,566		(6,926)	124,652
Closing balance at 06/30/2013	3140	105,266	1,635,256	(518)	(648,705)	527,695	(12,451)	(37,217)	1,569,326

IV. SELECTED FINANCIAL INFORMATION
9. CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY (IFRS ADOPTED) (2/2)

Units: Thousands of euros

PREVIOUS PERIOD		Equity attributable to parent company							
		Equity							
		Share Capital	Share premium and Reserves (1)	Treasury stock	Profit (loss) for year attributable to parent company	Other equity instruments	Adjustments for changes in value	Minority interests	Total Equity
Opening balance at 01/01/2012 (comparative period)	3150	84,786	1,984,321	(2,505)	(451,218)	(181)	9,755	593,077	2,218,035
Adjustment for changes in accounting policy	3151								0
Adjustment for errors	3152								0
Adjusted opening balance (comparative period)	3155	84,786	1,984,321	(2,505)	(451,218)	(181)	9,755	593,077	2,218,035
Total recognised income/ (expense)	3160		5,628		(255,033)		8,050	(77,066)	(318,421)
Transactions with shareholders or owners	3165	14,346	365,587	1,778	0	0	0	(75,625)	306,086
1. Capital increases/ (reductions)	3166	14,346	201,239						215,585
2. Conversion of financial liabiities into equity	3167		164,855						164,855
3. Distribution of dividends	3168							(75,639)	(75,639)
4. Trading with own shares (net)	3169		(507)	1,778					1,271
5. Increases/ (reductions) for business combinations	3170							14	14
6. Other transactions with shareholders or owners	3172								0
III. Other changes in equity	3175	**0**	**(431,174)**	**0**	**451,218**	**400,316**	**0**	**(14,433)**	**405,927**
1. Share based payments	3176								0
2. Transfers between equity accounts	3177		(451,218)		451,218				0
3. Other variations	3178		20,044			400,316		(14,433)	405,927
Closing balance at 12/31/2012 (comparative period)	3180	**99,132**	**1,924,362**	**(727)**	**(255,033)**	**400,135**	**17,805**	**425,953**	**2,611,627**

IV. SELECTED FINANCIAL INFORMATION

10.A. CONSOLIDATED CASH FLOW STATEMENT (INDIRECT METHOD) (IFRS ADOPTED)

Units: Thousands of euros

			PRESENT PERIOD 12/31/2013	PREVIOUS PERIOD 12/31/2012
A)	**CASH FLOWS FROM OPERATING ACTIVITIES (1+ 2+ 3+ 4)**	1435	**143,867**	**250,395**
1.	**Profit (loss) before tax**	1405	**(985,761)**	**(355,419)**
2.	**Adjustments to profit (loss):**	1410	**1,206,357**	**625,169**
(+)	Depreciation and amortisation charge	1411	188,238	187,998
(+/-)	Other adjustments to income (nets)	1412	1,018,119	437,171
3.	**Changes in working capital**	1415	**(22,117)**	**19,855**
4.	**Other cash flows from operating activities:**	1420	**(54,612)**	**(39,210)**
(-)	Interest paid	1421		
(-)	Payments of dividends and remuneration on other equity instruments	1430		
(+)	Dividends received	1422		
(+)	Interest received	1423		
(+/-)	Income tax recovered/(paid)	1424	(54,612)	(39,210)
(+/-)	Other sums received/(paid) from operating activities	1425		
B)	**CASH FLOWS FROM INVESTING ACTIVITIES (1+ 2+ 3)**	1460	**(149,150)**	**(162,786)**
1.	**Payments for investments:**	1440	**(156,366)**	**(175,715)**
(-)	Group companies, associates and business units	1441	(3,683)	(6,956)
(-)	Property, plant and equipment, intangible assets and investment properties	1442	(152,683)	(168,759)
(-)	Other financial assets	143		
(-)	Other assets	1444		
2.	**Proceeds from disposals:**	1450	**6,937**	**1,947**
(+)	Group companies, associates and business units	1451	4,319	1,520
(+)	Property, plant and equipment, intangible assets and investment properties	1452	1,953	427
(+)	Other financial assets	1453	665	
(+)	Other assets	1454		
3.	**Other cash flows from investing activities:**	1455	**279**	**10,982**
(+)	Dividends received	1456	279	10,982
(+)	Interest received	1457		
(+/-)	Other sums received/(paid) from investing activities	1458		
C)	**CASH FLOWS FROM FINANCING ACTIVITIES (1+2+ 3+ 4)**	1490	**42,783**	**(73,809)**
1.	**Sums received /(paid) in respect of equity instruments:**	1470	**1,531**	**151,291**
(+)	Issues	1471	33	150,020
(-)	Redemption	1472		
(-)	Acquisition	1473	(121)	(2,515)
(+)	Disposal	1474	1,619	3,786
2.	**Sums received /(paid) for financial liability instruments:**	1480	**218,544**	**106,136**
(+)	Issues	1481	280,056	149,645
(-)	Repayment and redemption	1482	(61,512)	(43,509)
3.	**Payments of dividends and remuneration on other equity instruments**	1485	**(30,213)**	**(80,721)**
4.	**Other cash flow from financing activities**	1486	**(147,079)**	**(250,515)**
(-)	Interest paid	1487	(63,158)	(105,191)
(+/-)	Other sums received/(paid) from financing activities	1488	(83,921)	(145,324)
D)	**EFFECT OF CHANGES IN FOREIGN EXCHANGE RATES**	1492	**(11,327)**	**1,302**
E)	**NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS (A+ B+ C+ D)**	1495	**26,173**	**15,102**
F)	**CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD**	1499	**113,260**	**98,158**
G)	**CASH AND CASH EQUIVALENTS AT END OF PERIOD (E+ F)**	1500	**139,433**	**113,260**

	COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD		PRESENT PERIOD 12/31/2013	PREVIOUS PERIOD 12/31/2012
(+)	Cash and banks	1550	139,433	113,260
(+)	Other financial assets	1552		
(-)	*Less: Bank overdrafts repayable on demand*	1553		
	TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD	1600	139,433	113,260

Table 2

DECREASE IN HOLDINGS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER OPERACIONS OF A SIMILAR NATURE (CURRENT PERIOD)					
Name of the entity (or of the business activity) sold, spun off or derecognized	Category	Effective date of the operation (mm-dd-yyyy)	% of voting rights disposed of or derecognized	% of total voting rights in entity after the disposal	Profit/(Loss) generated (€ 000s)
HISTORIA PARA TODOS, S.A. DE C.V.	Jointly controlled entities	01-02-13	50.00%	0.00%	
PRISA INNOVA, S.L.U.	Subsidiarie	17-07-13	100.00%	0.00%	
PRISA TELEVISIÓN, S.A.U.	Subsidiarie	25-07-13	100.00%	0.00%	
V-ME MEDIA INC	Associate	30-09-13	27.98%	3.90%	
REDPRENSA, S.L.U.	Subsidiarie	04-09-13	100.00%	0.00%	
GRUPO CRONOS DISTRIBUIDORA INTEGRAL, S.L.	Subsidiarie	04-09-13	50.00%	0.00%	
CRONODIS LOGÍSTICA INTEGRAL, S.L.	Subsidiarie	04-09-13	95.00%	0.00%	
ALDIPREN, S.L.	Subsidiarie	04-09-13	65.00%	0.00%	
DISTRITOLEDO, S.L.	Subsidiarie	04-09-13	79.50%	0.00%	
DISTRICUEN, S.L.	Subsidiarie	04-09-13	65.00%	0.00%	
VAL DISME, S.L.	Associate	04-09-13	23.75%	0.00%	
CIRPRESS, S.L.	Associate	04-09-13	27.88%	0.00%	
BERALAN, S.L.	Associate	04-09-13	22.25%	0.00%	
DIMA DISTRIBUCIÓN INTEGRAL, S.L.	Associate	04-09-13	33.66%	0.00%	
GELESA GESTIÓN LOGÍSTICA, S.L.	Associate	04-09-13	33.66%	0.00%	
DISTRIMEDIOS, S.L.	Associate	04-09-13	29.00%	0.00%	
DISTRIBUIDORA DE PUBLICACIONES BOREAL, S.L.	Associate	04-09-13	29.00%	0.00%	
MARINA BCN, DISTRIBUCIONES, SL.	Associate	04-09-13	30.00%	0.00%	
DISTRIBUCIONES PAPIRO, S.L.	Associate	04-09-13	26.35%	0.00%	
DISTRIGALICIA, S.L.	Associate	04-09-13	29.00%	0.00%	
DISTRIBUCIÓN DE PRENSA POR RUTAS, S.L.	Associate	04-09-13	33.66%	0.00%	
COMERCIAL DE PRENSA SIGLO XXI, S.A.	Associate	04-09-13	33.66%	0.00%	
TREDECIS, S.L.	Associate	04-09-13	24.96%	0.00%	
NUEVO DISTRIGADES, S.L.	Associate	04-09-13	20.30%	0.00%	
LOGISTICA DE CIUDAD REAL, S.L.	Associate	04-09-13	20.30%	0.00%	
GRUPO DISTRIBUCIÓN EDITORIAL DE REVISTAS, S.L.	Associate	04-09-13	26.69%	0.00%	
DISTRIBUCIONES RICARDO RODRIGUEZ, S.L.	Associate	04-09-13	20.30%	0.00%	
DISTRIBUIDORA ALMERIENSE DE PUBLICIACIONES, S.L.	Associate	04-09-13	20.30%	0.00%	
DISTRIBUIDORA EXTREMEÑA DE PUBLICACIONES, S.L.	Associate	04-09-13	20.30%	0.00%	
CANTABRIA DE MEDIOS, S.A.	Subsidiarie	25-11-13	100.00%	0.00%	
VÍA ATENCIÓN COMUNICACIÓN, S.L.	Subsidiarie	26-12-13	100.00%	0.00%	

IV. SELECTED FINANCIAL INFORMATION
12. DIVIDENDS PAID

		PRESENT PERIOD			PREVIOUS PERIOD		
		% of Nominal	Euros per share (X.XX)	Amount (€ 000s)	% of Nominal	Euros per share (X.XX)	Amount (€ 000s)
Ordinary shares	2158				0.00	0.00	0
Rest of shares (non-voting, redeemable,etc.)	2159	138.25	0.14	61,321	138.25	0.14	72,824
Total dividends paid	2160	138.25	0.14	61,321	138.25	0.14	72,824
a) Interim dividends	2155				0.00	0.00	0
b) Dividends with a charge to reserves or share premium	2156			61,321	0.00	0.00	72,824
b) Non-cash dividends	2157				0.00	0.00	0

IV. SELECTED FINANCIAL INFORMATION
13. ISSUES, BUYBACKS OR REDEMPTIONS OF DEBT SECURITIES

Units: Thousands of euros

		PRESENT PERIOD				
ISSUES CARRIED OUT BY THE ENTITY (AND/OR ITS GROUP)		Initial outstanding balance 01/01/2013	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2013
Debt securities issued in a European Union Member State that have required registration of a prospectus	2191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	2192					
Other debt securities issued outside a European Union Member State	2193					
TOTAL	2200					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2012	(+) Issues	(-) Buyback or redemptions	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Debt securities issued in a European Union Member State that have required registration of a prospectus	4191					
Debt securities issued in a European Union Member State that have not required registration of a prospectus	4192					
Other debt securities issued outside a European Union Member State	4193					
TOTAL	4200					

		PRESENT PERIOD				
GUARANTEED ISSUES		Initial outstanding balance 01/01/2012	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2012
Issues or debt securities guaranteed by the group (amount guaranteed)	2195					

		PREVIOUS PERIOD				
		Initial outstanding balance 01/01/2011	(+) Granted	(-) Cancelled	(+/-) Adjustments for exchanges rates and other	Final outstanding balance 06/30/2011
Issues or debt securities guaranteed by the group (amount guaranteed)	4195					

IV. SELECTED FINANCIAL INFORMATION
14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (1/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PRESENT PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	2061			3,656,813			
Debt securities	2062						
Derivatives	2063						
Other financial assets	2064				304,690	13	
Long-term/ non-current	2065	0	0	3,656,813	304,690	13	0
Equity instruments	2066						
Debt securities	2067						
Derivatives	2068						
Other financial assets	2069				320,920	120,000	
Short-term/ current	2070	0	0	0	320,920	120,000	0
INDIVIDUAL TOTAL	2075	0	0	3,656,813	625,610	120,013	0

Equity instruments	2161			842			
Debt securities	2162						
Derivatives	2163		0				
Other financial assets	2164			59	40,639	11,249	
Long-term/ non-current	2165	0	0	901	40,639	11,249	0
Equity instruments	2166			2,077			
Debt securities	2167						
Derivatives	2168		0				
Other financial assets	2169				135,719	5,115	
Short-term/ current	2170	0	0	2,077	135,719	5,115	
CONSOLIDATED TOTAL	2175	0	0	2,978	176,358	16,364	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PRESENT PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	2076			3,103,442	
Debentures and other securities	2077				
Derivatives	2078		1,829		
Other financial liabilities	2079			58,898	
Long-term debts/ Non-current financial liabilities	2080		1,829	3,162,340	
Bank borrowings	2081			31,523	
Debentures and other securities	2082				
Derivatives	2083		41,575		
Other financial liabilities	2084			1,100,718	
Short-term debts/ Current financial liabilities	2085		41,575	1,132,241	
INDIVIDUAL TOTAL	2090		43,404	4,294,581	

Bank borrowings	2176			3,238,855	
Debentures and other securities	2177				
Derivatives	2178		1,829		
Other financial liabilities	2179			104,980	
Long-term debts/ Non-current financial liabilities	2180		1,829	3,343,835	
Bank borrowings	2181			162,227	
Debentures and other securities	2182				
Derivatives	2183		41,575		
Other financial liabilities	2184			4,606	
Short-term debts/ Current financial liabilities	2185	0	41,575	166,833	0
CONSOLIDATED TOTAL	2190	0	43,404	3,510,668	0

IV. SELECTED FINANCIAL INFORMATION

14. BREAKDOWN OF FINANCIAL INSTRUMENTS BY NATURE AND CATEGORY (2/2)

Units: Thousands of euros

FINANCIAL ASSETS: NATURE/CATEGORY		PREVIOUS PERIOD					
		Financial assets held for trading	Other financial liabilities at FV through P&L	Financial assets available for sale	Loans and receivables	Investments held to maturity	Hedging derivatives
Equity instruments	5061			4,309,541			
Debt securities	5062						
Derivatives	5063						
Other financial assets	5064			0	235,070	7,823	
Long-term/ non-current	5065			4,309,541	235,070	7,823	
Equity instruments	5066						
Debt securities	5067						
Derivatives	5068						
Other financial assets	5069				217,902		
Short-term/ current	5070			0	217,902	0	
INDIVIDUAL TOTAL	5075			4,309,541	452,972	7,823	

Equity instruments	5161			2,322			
Debt securities	5162						
Derivatives	5163		0				
Other financial assets	5164			62	41,136	21,119	
Long-term/ non-current	5165	0	0	**2,384**	**41,136**	**21,119**	0
Equity instruments	5166			4,616			
Debt securities	5167						
Derivatives	5168		0				
Other financial assets	5169				11,170	4,277	
Short-term/ current	5170	0	0	**4,616**	**11,170**	**4,277**	
CONSOLIDATED TOTAL	5175			7,000	52,306	25,396	

FINANCIAL LIABILITIES: NATURE/CATEGORY		PREVIOUS PERIOD			
		Financial liabilities held for trading	Other financial liabilities at FV through P&L	Debts and payables	Hedging derivatives
Bank borrowings	5076			2,707,661	
Debentures and other securities	5077				
Derivatives	5078		4,092		
Other financial liabilities	5079			110,370	
Long-term debts/ Non-current financial liabilities	5080		4,092	2,818,031	
Bank borrowings	5081			285	
Debentures and other securities	5082				
Derivatives	5083		0		
Other financial liabilities	5084			25,905	
Short-term debts/ Current financial liabilities	5085		0	26,190	
INDIVIDUAL TOTAL	5090		4,092	2,844,221	

Bank borrowings	5176			2,866,786	
Debentures and other securities	5177				
Derivatives	5178		4,092		
Other financial liabilities	5179			154,564	
Long-term debts/ Non-current financial liabilities	5180		4,092	3,021,350	
Bank borrowings	5181			205,467	
Debentures and other securities	5182				
Derivatives	5183		0		
Other financial liabilities	5184			43,291	
Short-term debts/ Current financial liabilities	5185	0	0	**248,758**	0
CONSOLIDATED TOTAL	5190	0	**4,092**	**3,270,108**	0

IV. SELECTED FINANCIAL INFORMATION
15. SEGMENT REPORTING

Units: Thousands of euros

Table 1:

GEOGRAPHICAL AREA		Distribution of net turnover by geographical area			
		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
Internal market	2210	104,185	215,071	1,756,299	1,720,495
Export:	2215			923,981	903,000
a) European Union	2216			179,823	178,485
b) OECD countries	2217			143,059	139,112
c) All other countries	2218			601,099	585,403
TOTAL	2220	104,185	215,071	2,680,280	2,623,495

Table 2:

SEGMENTS		Ordinary revenues CONSOLIDATED					
		Ordinary revenues from external customers		Ordinary revenues between segments		Total ordinary revenues	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2221	1,348,981	1,250,276	8,612	9,569	1,357,593	1,259,845
EDUCATION	2222	736,800	732,623	1,498	1,031	738,298	733,654
RADIO	2223	334,380	333,403	8,502	9,013	342,882	342,416
PRESS	2224	258,366	281,437	24,121	33,157	282,487	314,594
OTHER	2225	47,167	66,953	13,525	53,023	60,692	119,976
	2226						
	2227						
	2228						
	2229						
	2230						
Adjustments and eliminations of ordinary revenues between segment	2231			(56,258)	(105,793)	(56,258)	(105,793)
TOTAL	2235	2,725,694	2,664,692	0	0	2,725,694	2,664,692

Table 3:

SEGMENTS		Profit (loss) CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD
AUDIOVISUAL	2250	(48,868)	45,523
EDUCATION	2251	23,339	53,129
RADIO	2252	(13,782)	11,033
PRESS	2253	(25,456)	-45,673
OTHER	2254	(613,419)	(833,837)
	2255		
	2256		
	2257		
	2258		
	2259		
Total profit (loss) of reported segments	2260	(678,186)	(769,825)
(+/-) Unallocated profit (loss)	2261		
(+/-) Elimination of internal profit/loss (inter-segment)	2262	(351,165)	431,346
(+/-) Other profit (loss)	2263		
(+/-) Income tax and/or profit (loss) from discontinued operations	2264	43,590	(16,940)
PROFIT BEFORE TAX	2270	(985,761)	(355,419)

IV. SELECTED FINANCIAL INFORMATION
15. AVERAGE WORKFORCE

		INDIVIDUAL		CONSOLIDATED	
		PRESENT PERIOD	PREVIOUS PERIOD	PRESENT PERIOD	PREVIOUS PERIOD
AVERAGE WORKFORCE	2295	100	117	11,443	12,191
Men	2296	46	52	6,007	6,547
Women	2297	54	65	5,436	5,644

IV. SELECTED FINANCIAL INFORMATION
17. REMUNERATION RECEIVED BY DIRECTORS AND EXECUTIVES

DIRECTORS:
Remuneration component:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Fixed salary	2310	2,068	2,908
Variable remuneration	2311	2,281	0
Per diems	2312	465	463
Directors' fees	2313	1,348	1,908
Transactions with shares and/or other financial instruments	2314		0
Other	2315	55	79
TOTAL	2320	6,217	5,358

Other benefits:

Advances	2326		
Loans granted	2327		
Pension funds and plans: Contributions	2328		
Pension funds and plans: Liabilities assumed	2329		
Life insurance premiums	2330	55	36
Guarantees establish for Director obligations	2331		

EXECUTIVES:

		Amount (€ 000s)	
		PRESENT PERIOD	PREVIOUS PERIOD
Total remuneration received by executives	2325	6,209	5,819

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (1/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS		PRESENT PERIOD				
EXPENSES AND REVENUES:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	2340					0
2) Management or collaboration contracts	2341					0
3) Transfers of R&D and licensing agreements	2342					0
4) Leases	2343					0
5) Services received	2344		2,717	15,837		18,554
6) Purchase of goods (finished or unfinished)	2345					0
7) Valuation adjustments for uncollectible or doubtful debts	2346					0
8) Losses on retirement or disposal of assets	2347					0
9) Other expenses	2348		12,426	1,515		13,941
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	2350	0	15,143	17,352	0	32,495
10) Finance income	2351			113		113
11) Management or collaboration contracts	2352					0
12) Transfers of R&D and licensing agreements	2353					0
13) Dividends received	2354			4,021		4,021
14) Leases	2355					0
15) Services provided	2356			90,512		90,512
16) Sale of goods (finished or unfinished)	2357					0
17) Gains on retirement or disposal of assets	2358					0
18) Other revenues	2359			5,421		5,421
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	2360	0	0	100,067	0	100,067

		PRESENT PERIOD				
OTHER TRANSACTIONS:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	2371					0
Financing agreements: credit facilities and contributions of capital (lender)	2372			21,752		21,752
Finance lease agreements (lessor)	2373					0
Repayment or cancellation of loans and lease agreements (lessor)	2377					0
Sale of tangible, intangible or other assets	2374					0
Financing agreements:loans and contributions of capital (borrower)	2375					0
Finance lease agreements (lessee)	2376					0
Repayment or cancellation of loans and lease agreements (lessee)	2378					0
Guarantees and deposits established	2381				6,459	6,459
Guarantees and deposits received	2382					0
Commitments acquired	2383					0
Commitments/Guarantees cancelled	2384					0
Dividends and other porfits distributed	2386					0
Other operations	2385					0

IV. SELECTED FINANCIAL INFORMATION
18. RELATED PARTIES TRANSACTIONS (2/2)

Units: Thousands of euros

RELATED PARTY TRANSACTIONS		PREVIOUS PERIOD				
EXPENSES AND REVENUES:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
1) Finance costs	6340					0
2) Management or collaboration contracts	6341					0
3) Transfers of R&D and licensing agreements	6342					0
4) Leases	6343					0
5) Services received	6344		2,652	22,673		25,325
6) Purchase of goods (finished or unfinished)	6345					0
7) Valuation adjustments for uncollectible or doubtful debts	6346					0
8) Losses on retirement or disposal of assets	6347					0
9) Other expenses	6348		11,177	3,588		14,765
EXPENSES (1+ 2+ 3+ 4+ 5+ 6+ 7+ 8+ 9)	6350	0	13,829	26,261	0	40,090
10) Finance revenues	6351			156		156
11) Management or collaboration contracts	6352					0
12) Transfers of R&D and licensing agreements	6353					0
13) Dividends received	6354			13,727		13,727
14) Leases	6355					0
15) Services provided	6356			123,660		123,660
16) Sale of goods (finished or unfinished)	6357					0
17) Gains on retirement or disposal of assets	6358					0
18) Other revenues	6359			12,034		12,034
REVENUES (10+ 11+ 12+ 13+ 14+ 15+ 16+ 17+ 18)	6360	0	0	149,577	0	149,577

		PREVIOUS PERIOD				
OTHER TRANSACTIONS:		Significant shareholders	Directors and executives	Group persons, companies or entities	Other related parties	Total
Purchase of tangible, intangible or other assets	6371					0
Financing agreements: credit facilities and contributions of capital (lender)	6372			8,006		8,006
Finance lease agreements (lessor)	6373					0
Repayment or cancellation of loans and lease agreements (lessor)	6377					0
Sale of tangible, intangible or other assets	6374					0
Financing agreements:loans and contributions of capital (borrower)	6375					0
Finance lease agreements (lessee)	6376					0
Repayment or cancellation of loans and lease agreements (lessee)	6378					0
Guarantees and deposits established	6381				12,801	12,801
Guarantees and deposits received	6382					0
Commitments acquired	6383					0
Commitments/Guarantees cancelled	6384					0
Dividends and other porfits distributed	6386			19,933		19,933
Other operations	6385					0

Grupo Prisa

Consolidated Director's report for 2013

1. BUSINESS PERFORMANCE

The *most significant events* in the period from January to December 2013 were as follows:

- Group **revenues** totaled EUR 2,725.7 million (+2.3%) and **Ebitda** reached EUR 296.2 million (-30.6%).
- Prisa's total **advertising revenues** in 2013 reach EUR 543.8 million, 2.3% less than 2012, and account for 19.9% of total Group revenues (20.8% in 2012). In the fourth quarter standalone, the evolution of advertising revenues continues to show an important improvement compared to previous quarters (+7.2% compared to +2.2% in 3Q, -8.4% in 2Q and -10.4% in 1Q of 2013).
    - In Spain, advertising revenues fell by 2.4% in 2013. In the fourth quarter, the advertising revenues in Spain grew by 12.3% compared to the growth of 5.2% in the Third quarter and the falls of 9.6% in the second and 15.7% in the first quarters of the year.
    - Growth in Latin American advertising reached +2.8% (26.6% of the Group's advertising revenues). Advertising revenues in Radio in Latam in local currency increased by 11.1%.
- **Latam** revenues increase by 3.4%. Latam represented 27.7% of the Group's revenues (26.7% in 2012) and 67.5% of the Group's Ebitda (45.0% in 2012).
- The company maintained during 2013 **its cost control** effort given the weakness of the macro-economic environment. Operating expenses including amortizations and provisions, reached EUR 3,526.8 million (+24.2%), mainly by extraordinary effects arising from asset impairments and the new football exploitation agreement. Purchases (EUR 1,130.0 million) increase by 27.1% compared to the 2012, while adjusting to the impact of the new agreement of the football would have been reduced in a 9.0% (-16.8% in Spain; +4.5% international mainly due to the development of digital education systems in education area). Costs of staff (EUR 539.6 million) fell a 10.8%.
- **Pay TV** revenues reached EUR 1,166.2 million (+9.2%), explained by the growth in revenues from subscribers of other platforms thanks to multi-distribution agreements which offset the fall in revenue of satellite subscribers. EBITDA reaches EUR 28.02 million (-84.5%).

  Subscriber performance was considerably affected in 2013 due to the general decrease in consumption, the VAT rise from 8% to 21% and the recent changes in the strategy of certain competitors in terms of content acquisition and the integration and subsidies of pay TV in their service offering.

  Net adds in satellite subscribers fell by 99,179, while net adds in subscribers from other operators of Canal+1 (including OTT) grew by 12,973. Satellite ARPU stood at EUR 43.5 on average in the quarter (44.2 in 4Q 2012). iPlus subscribers reached 38.9% or 630,005 (42,674 more than in 2012). YOMVI subscribers reach a penetration of 29.0% of Satellite subscribers. Canal+ maintains its leadership in the market with a market share of 44.3 according to internal estimates.

  Media Capital registered in 2013 revenues of 181.7 million Euros (-1.4%) and EBITDA of 39.1 million Euros (-6.6%) managing to partly compensate the weak economic environment and weak advertising market in Portugal, which are reflected in a fall of advertising revenues of 7.4% and on the back of its strategy to develop additional revenues and a strict cost

control. TVI maintains the leadership in Prime time with a daily average audience share of 28.6% in 2013.

- **Education** revenues (EUR 738.3 million) remain stable compared to previous year on the back of the negative FX impact. At constant currency they grow by 10.8%. We highlight the growth in Digital Learning Systems, which in 2013 reached +61.3%. Latin America shows increasing revenues by +4.1% (+17.2% at constant currency). We highlight the growth of Colombia (+21.9%), Mexico (+6.1%), Ecuador (+9.2%) and Argentina (+6.9%). In Brazil (+12.3%) FX has a very negative impact (at constant currency, revenues increase by 31.3%). Spain sees its revenues fall by 11.8% as 2013 is a year with little new materials. General Publishing shows a negative performance with its revenues falling by 5.8%. EBITDA reaches EUR 170.9 million, a 7.2% fall, given the important investment effort in Digital Education Systems.

- **Radio** showed a strong growth in Latin America and weakness in Spain. Revenues (EUR 342.9 million) remains flat (+0.1%) versus 2012, mainly on the back of the lower advertising in Spain (-5.0%) although we highlight the improvement in advertising revenues throughout 2013, especially in the fourth quarter standalone, with a growth of +16.7%. We also highlight the improvement of Latin America advertising (+3.4%) (+11.1% in local currency) with a strong performance in Colombia (+3.1%), Chile (+4.2%) and Mexico (+13.0%).

- **Press** revenues (EUR 282.5 million) fell by 10.2% compared to 2012. This is explained by the weakness in advertising (-4.0%) which has shown an important improvement in the third and fourth quarters standalone (+6.2% and +20.2% respectively compared to -16.3% and -20.8% of the second and first quarters respectively), and the lower circulation numbers (down by -16.3%). EBITDA reached EUR 17.0 million (compared to a loss of EUR 13.8 million in 2012, as a consequence of restructuring process and impairments of assets).

- **Digital** advertising showed a growth of 10.0% in 2013 compared to a market fall of 2.5% (according to i2P). In Press (+15.3%), digital advertising accounts for 24% of total advertising revenues. In 2013, total number of unique browsers of the Group's web pages reached 83.7 million (+17%) where we highlight ElPais.com (+13%), International Radio (+32%) and As.com (+36%).

- In December 2013, the Group signed an agreement to **roll over its financial debt,** thus extending the maturities, making the reduction process more flexible and enhancing its liquidity profile. In the refinancing context, the Group obtained an additional credit line of EUR 353 million, signed with certain institutional investors to meet its medium-term liquidity needs, and a significant reduction in interest payments in cash. The refinancing agreement includes a number of commitments to reduce the debt; to meet them, the Group will have several strategic options such as selling non-core assets, buying back debt at a discount in the market, leveraging operating assets, transferring debt between tranches and carrying out other M&A transactions. The contract has automatic mechanisms that, under certain circumstances, prevent an early termination if such commitments are not met, thus providing stability to the Group's capital structure.

2. PRINCIPAL RISKS ASSOCIATED WITH THE BUSINESS

The activities of the subsidiaries of the Group and therefore its operations and results are subject to risks that can be grouped into the following categories:

- Strategic and operational risks.
- Financial risks.

Strategic and operational risks of the business of the Group

Macroeconomic risks-

The economic situation of Spain and Portugal has experienced slowdowns and volatility in recent years. Specifically, main consumption indicators in these countries have been significantly deteriorated, and have impacted and still could impact in the future the spending by customers on the products and services of the Group, including advertisers, subscribers to our pay TV platform and other consumers of the content offerings of Prisa.

Furthermore, the activities and investments of Prisa in Latin America are exposed to the evolution of the various macroeconomic parameters of each country including a potential decline in consumption as a result of a slowdown in the growth rate of these countries in the medium term.

Decline in advertising markets-

A relevant portion of the operating income (revenues) comes from advertising revenues through the press, radio, audiovisual and digital businesses. Expenditures by advertisers trend to be cyclical, reflecting overall economic conditions and perspectives. A decline of the macroeconomic situation in Spain and Portugal could alter current or prospective advertisers spending priorities. In view of the grate component of fixed costs associated with business with a high component of advertising revenue (mainly radio and press), a drop in advertising revenues directly impacts operating profit and therefore the ability to generate cash flow of the Group, forcing business units to perform frequent reviews and adjustments in its cost base.

Piracy-

Revenue from the exploitation of content and royalties owned by the Group are affected by illicit access to them via the internet or copy, which primarily affects the pay Tv business and book publishing.

Competition risk-

The business of audiovisual, education, radio and press in those which Prisa operates are highly competitive industries. In the same way, regarding to the business of pay Tv, activities of competition may affect the ability of the Group's businesses in this segment to attract new subscribers and increase the penetration rate, and may also lead to an increased subscriber acquisition cost or in the audiovisual rights acquisition, which might result in a significant negative impact on the financial position and results of this line of activity.

Drop of circulation-

Press revenues from copy sales and subscriptions continue being negatively affected by the growth of alternative means of distribution, including free Internet sites for news and other contents.

Sector regulation-

Prisa operates in regulated industries and is therefore exposed to regulatory and administrative risks that could adversely impact its business.

Specifically, the Group businesses are subject to comprehensive regulations including the requirement to maintain concessions and licenses for the operations in Audiovisual and Radio segments, while the business of education is subject to the applicable law on national or regional education cycles.

Country risk-

The Group operations and investments in Latin America may be affected by various risks typical to investments in countries with emerging economies, the most significant of which include devaluation of foreign currencies, introduction of exchange restrictions, inflation, expropriation or nationalization of foreign assets, changes in applicable foreign tax levels, changes in policies and regulations or economic instability.

Litigation risks-

Prisa is involved in significant litigations, mainly in the Audiovisual area. Additionally, Prisa is exposed to liabilities for the content of their publications and programs.

Digital activity and safety net systems-

Digital activities depend on internet service providers, online service providers and on systems infrastructure. Significant system failures or security breaches could have an adverse effect on operating results and financial condition of the Group.

Technological risks-

In order to maintain and increase its businesses and competitiveness, Prisa must adapt to technological advances, for which research and development are key factors. Technological changes may facilitate the entry of new competitors and potential market share decrease of the Group.

Financial Risks

Financing risks -

The financial obligations of the Group are described in note 10 *"Financial Liabilities"* of the Prisa explanatory notes for 2013.

As is described in that note, in the month of December of 2013 the Group has signed a debt refinancing agreement which represents an extension of maturities, improving the flexibility in the process of debt reduction and enhancing its liquidity profile.

The improvement in the liquidity profile derives from a new credit facility amounting of EUR 353 million signed with certain institutional investors to cover medium term liquidity needs, and from the significant reduction of interests paid in cash.

The refinancing agreement includes several commitments of debt reduction, for which compliance the Group has different strategic alternatives including the sale of non-strategic assets, repurchase debt at a discount in the market, the leverage of operating assets, transfers debt between tranches and other corporate transactions. The contract contains automatic mechanisms that prevent its early termination, in certain situations, in case of such commitments are not met.

According to the contracts governing borrowing conditions and stipulated requirements, Prisa must meet certain commitments and financial leverage ratios (covenants). These contracts also include cross-default disposals. Additionally, the current refinancing incorporates legal decision making mechanisms by qualified majorities in negotiation processes that previously were subject to unanimous consent of the financial institutions.

At 31 December 2013 the Group's bank borrowings amounted to 3,401 million euros. The Group borrowing levels poses significant risks, including:

- increasing the vulnerability to general economic downturns and adverse industry conditions;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of interest on the indebtedness, therefore reducing the ability to use cash flow to fund short term operations, working capital requirements, capital expenditures and future business operations;
- exposing the Group to the risk of increased interest rates, as a part of the borrowings are at variable rates of interest; and
- limiting the ability to adjust to changing market conditions and placing the Group at a disadvantage compared to competitors who have less debt.

Liquidity Risk-

The adverse macroeconomic situation, with significant drops in advertising, circulation and pay Tv subscribers, is having a negative impact on the ability of the Group's cash generation in the last years, mainly in Spain. The advertising-dependent businesses have a high percentage of fixed costs and drop in advertising revenue significantly impact on margins and cash position, hindering the implementation of additional measures to improve the operational efficiency of the Group. Similarly, in pay Tv business, in a context of increasing costs associated with new exploitations model of football and growing competence in the content acquisition, and aggressive marketing strategies by certain operators, offering free contents under multi-element arrangements, falling subscriber revenues necessarily increase the period of time required to capitalize those costs. This would affect directly the liquidity of the business, what might raise additional financing needs.

As part of the debt refinancing agreement signed last December, the Group obtained additional credit facilities amounting EUR 353 million to meet its liquidity requirements in the medium term.

The Group thoroughly analyzes receivables and payments of its activities and maturity of financial and comercial debt. In relation with the commercial credit risk, the Group evaluates the aging of the debt and constantly manages receivables.

Additionaly, the group analyzes on a recurrent basis other financing sources to cover short and medium term liquidity needs.

Minority interests -

There are significant minority interests in some cash generating companies, to highlight pay Tv and Education. Santillana is required to pay to its minority interests (25% of its share capital) a predetermined fixed preferred dividend. The Group has access to pay Tv cash, in which there are 44% minority interests, through dividends.

Interest rates risk exposure-

Approximately 35% of its bank borrowings terms are at variable interest rates, and therefore the Group is exposed to fluctuations in interest rates. Consequently, in order to reduce its exposure, the Group arranges interest rate hedges.

Fluctuations in foreign exchange rates-

The Group is exposed to fluctuations in the exchange rates mainly in the financial investments in Latin American subsidiaries, and for the revenues and results from those investments.

In order to mitigate this risk, as far as there are available credit facilities, the Group arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges and forwards) on the basis of projections and budgets, in order to reduce volatility in cash flows transferred to the Parent.

Tax risks-

Tax risks the Group are related to a possible different interpretation of the rules that could make the competent tax authorities, as well as the generation of taxable income to allow the recoverability of the tax credits. Additionally, as a result of various tax reforms in Spain, has been limited the deductibility of interest and depreciation expenses, so additional tax credits have been generated.

Shareholders control group changes-

It is reasonable to consider that on February 21, 2014, the stake of the controlling shareholder group of Prisa in the share capital of Prisa was reduced below 30%. In case this was confirmed, the right awarded by the shareholders agreement of DTS to Telefónica de Contenidos and Mediaset España to acquire the stake held by Prisa in DTS will be exercisable for a period of fifteen calendar

days following the date on which Prisa notifies this fact to the Board of Directors of DTS and the aforementioned entities. The regulation of this right of acquisition includes a mechanism and procedure of valuation of the DTS´s shares owned by Prisa.

Since there is no certainty about the eventual exercise of the aforementioned right, the accompanying financial statements do not contemplate the impact of this execution, which may involve, in case the right was exercised and the transaction was closed, the exit of Prisa from DTS´s share capital.

3. OUTLOOK

In 2013, Prisa continued to have differing performances between in its activities in Spain and Portugal and those in Latin America.

The media industry is highly sensitive to the performance of the main macroeconomic variables (GDP), consumer spending and, especially, the advertising cycle. Advertising in Spain and Portugal continued to perform negatively in 2013, although there has been a deceleration in the pace of decline since the second quarter in Spain and the main market sources suggest that there may be stability or even a slight growth in 2014.

Conversely, in Latin America, GDP performed positively and the countries where the Group operates recovered the pre-world crisis levels, although the Group has exposure to interest rate fluctuations and to the performance of those countries' macroeconomic parameters, including a potential decrease in consumer spending as a result of a slowdown in the pace of growth in the medium term.

Although the Prisa Group's exposure to advertising is limited as a result of diversification (only 19.9% of total revenues in 2013), the businesses that depend on this have a large percentage of fixed costs and the fall in advertising revenues has a significant effect on results, narrowing the Group's margins and worsening its cash position. In Spain, the Group's advertising revenues decreased by 2.4% in 2013, although there was an improvement during the year, which accelerated in the fourth quarter, with 12.3% growth (+5.2% in 3Q, -9.6% in 2Q and -15.7% 1Q). In Latin America, advertising revenues (26.6% of the Group's total) grew by 2.8%.

In 2013, Latin America accounted for 27.7% of the Group's revenues (3.4%) and 67.5% of EBITDA (+6.2%).

Prisa has other businesses that are less dependent on the economic cycle which continue to grow, especially in Latin America, such as textbooks, which accounted for 27.1% of the Group's total revenues and 57.7% of EBITDA in 2013. In Latin America, revenues rose by 4.1% in 2013 (+17.2% at constant exchange rates). The publishing business continues to focus on expanding the digital education systems, especially in countries such as Mexico, Colombia and Brazil. It had a negative performance in Spain in 2013 since there were few new releases. However, as a result of the new education reform which will enter into force in summer 2014, Santillana expects to increase revenues with the publication of new books.

Digital viewing grew significantly (83.7 million unique visitors at December 2013, i.e. +16.9% year-on-year). The company will continue to focus on increasing digital development in all its business units. Specifically, the press area will continue to focus on making as much profit as possible with the leadership of its newspapers such as El País and As not only in Spain but also in the Latin American market.

The pay TV revenues rose by 18.3% in 2013, although EBITDA declined by 64.5% due mainly to the new football operating model. Although this model substantially improves the quality of the content, it also increases the costs, which must be offset in the long run through multidistribution sales to third parties and a necessary boost in the subscriber base. Subscriber numbers were hard hit by the general fall in consumer spending and the rise in VAT from 8% to 21%. Also, recently

there has been intense competition since some operators have been subsidizing their pay TV offering and the competition in acquiring content has increased. All of this has impacted the business's profitability.

In this difficult economic situation in Spain and Portugal, Prisa has maintained a strict cost control policy. In 2013, apart from the football costs, all the operating expenses fell significantly. The Group will continue to reduce costs and adapt its production structures to business performance with the aim of maintaining its liquidity and profitability and keeping an appropriate position so that it can take advantage of the market recovery. The Group will be able to meet this challenge with a more stabilized financial position thanks to its recent debt restructuring signed in December 2013.